SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

Press Release of July 2, 2009 — Announcement of Chief Operating Officer appointment.

Press Release of July 2, 2009 — Announcement of Region Director appointment.

Press Release of August 3, 2009 — Announcement of new regional operating structure.

Press Release of August 6, 2009 — Results for the six months ended July 3, 2009 (IFRS).

Press Release of August 28, 2009 — Information pursuant to Article 4 Para. 2F of Greek Law 3401/2005 regarding the admission for listing of shares pursuant to stock option plans.

Press Release of September 3, 2009 — Disclosure of annual report and 2008 accounts under EMTN programme.

Press Release of September 4, 2009 — Announcement of trading date of new ordinary shares resulting from the exercise of stock options.

Press Release of September 18, 2009 — Invitation to Extraordinary General Meeting of shareholders.

Press Release of September 18, 2009 — Announcement of proposal for a capital return of €1.50 per share.

Press Release of September 22, 2009 — Announcement of proposal for amendment to art. 3(a) of Articles of Association

Press Release of October 16, 2009 — Announcement of resolutions of the Extraordinary General Meeting of shareholders held on 16 October 2009.

Press Release of November 5, 2009 — Results for the nine months ended October 2, 2009 (IFRS).

Press Release of November 9, 2009 - Announcement of the publication of an EMTN prospectus supplement.

Press Release of November 10, 2009 - Announcement of the successful launch of a €300 million bond.

Coca-Cola Hellenic Bottling Company S.A.

announces appointment of Chief Operating Officer

Athens, Greece — 2 July 2009 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Group) announced the appointment of Dimitris Lois to the newly created position of Chief Operating Officer, reporting directly to Doros Constantinou, Managing Director. The appointment will take effect from August 1, 2009. A separate announcement will be made regarding the replacement of Mr. Lois as Region Director.

In his new role as Chief Operating Officer, Mr. Lois will be responsible for all of Coca-Cola Hellenic’s regional business units with all of the Group’s Region Directors reporting directly to him. This new organisational structure will enable Coca-Cola Hellenic to increase the speed and flexibility of decision making to deliver operational excellence and leverage group-wide capabilities.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, said “I am delighted to promote Dimitris into this new role as his proven leadership, strong operational skills and a focus on people development over the past 2 years has already delivered successful business results. His new role will be important in accelerating the execution of key strategic priorities and will enable us to maximise opportunities in an increasingly dynamic market place. I look forward to continue working with Dimitris in his new capacity and believe his new role is fundamental in enabling Coca-Cola Hellenic to deliver on its vision of sustainable growth and value creation across the entire business.”

Mr. Lois joined Coca-Cola Hellenic in March 2007. In June 2007, Mr. Lois was appointed Region Director with responsibility for several of Coca-Cola Hellenic’s key markets including Bulgaria, Cyprus, Greece, Moldova, Nigeria and Romania. Over the past two years, under Mr. Lois’ leadership, volume and profit has grown in the double digits in his region of responsibility, by enhancing route-to-market effectiveness and driving improved operational efficiencies. He has a proven record of developing talent at all levels within the organisation.

Prior to joining Coca-Cola Hellenic, Mr. Lois held various senior management positions with Frigoglass S.A. for 10 years, becoming Managing Director in 2003. Under his leadership, Frigoglass became the world leader in providing Ice-Cold Merchandising solutions, primarily for the beverage industry, by extending its geographical footprint to 16 countries, expanding its customer base and consolidating its core strengths.

Mr. Lois is a Greek citizen and holds degrees in Chemical Engineering from the Illinois Institute of Technology and Northern Eastern University.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces appointment of new Region Director

Athens, Greece — 2 July 2009 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announced today the appointment of Keith Sanders as Region Director. This follows an announcement earlier today regarding the promotion of Mr Dimitris Lois from Region Director to the newly created position of Chief Operating Officer. Mr Sanders is presently the General Manager for the Russia, Belarus and Armenia business unit.

His appointment will take effect from August 1, 2009, at which time he will also become a member of Coca-Cola Hellenic’s Operating Committee. An announcement regarding a new regional configuration of Coca-Cola Hellenic’s countries of operation will be made in due course.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, said “I am delighted with Keith’s appointment as Region Director. This promotion reflects the strength of his operational skills, as well as demonstrating the depth of management talent within Coca-Cola Hellenic. Keith has strong leadership abilities and proven experience in driving success in a complex and challenging market, which we can leverage across an expanded territory. I look forward to working with Keith and welcome him to the Operating Committee.”

Mr Sanders has been working within the Coca-Cola system since 1992, with over 13 years in managing bottling operations. Mr Sanders joined Coca-Cola Hellenic in June 2004 and under his leadership, the Russian business grew volume from 136 million unit cases in 2004 to 285 unit cases by the end of 2008, with operating profit increasing approximately six times.

Prior to joining Coca-Cola Hellenic in 2004, Mr Sanders worked for 2 years as Director of Bottling Management (Eurasia and Middle East division) for The Coca-Cola Company, based in Turkey. From 1994 to 2002, Mr Sanders served as General Manager for The Coca-Cola Bottling Company of Saudi Arabia and Bahrain.

Mr Sanders is an American citizen and holds a Masters degree in Business Administration from the Texas Christian University and a Bachelor of Science in Engineering Geology from the University of Kansas.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic announces

new regional operating structure

Athens, Greece — 3 August 2009 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announces an internal reconfiguration of its regional operating structure with effect from August 1, 2009. The grouping of our countries into our three reporting segments — Established, Developing and Emerging — remains unchanged.

Richard Smyth will continue to manage as Region Director Italy, Austria, Switzerland, Slovenia, Estonia, Lithuania, and Latvia and will also assume responsibility for FYROM.

Keith Sanders, who has been appointed Region Director effective August 1, 2009, will be responsible for managing Russia, Ukraine, Belarus, Armenia and Poland.

John Brady will continue to manage as Region Director the Republic of Ireland, Northern Ireland, Croatia, Bosnia & Herzegovina and will also assume responsibility for Greece, Cyprus, Hungary, Czech Republic and Slovakia.

Dimitris Lois, who has been appointed Chief Operating Officer effective August 1, 2009, will assume interim responsibility for Nigeria, Romania, Moldova, Serbia, Montenegro and Bulgaria until an appointment for the position of new Region Director has been made.

Mr. Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic said: “The new organisational structure increases the number of regions from three to four which will allow for a stronger operational focus and increased speed and flexibility in decision making.  These changes will also facilitate knowledge transfer and optimise the allocation of strategic resources to capture growth opportunities in a fast evolving marketplace.  Dimitris Lois will oversee the new regional structure in his new capacity as Chief Operating Officer and under his leadership, I am confident that Coca-Cola Hellenic will continue to drive the successful execution of its proven strategy both at a regional and country level.”

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE SIX MONTHS ENDED 3 JULY 2009 (IFRS)

HALF YEAR HIGHLIGHTS

•                  Operating cash flow net of capital expenditure increased by €172 million from an outflow of €50 million in the first half of 2008 to an inflow of €122 million in the first half of 2009.

•                  Volume of 1,033 million unit cases, 2% above the first half of 2008 (986 million unit cases, 3% below the first half of 2008 on a like-for-like selling day basis). Net sales revenue of €3,266 million, 1% below 2008.

•                  On a comparable basis, operating profit (EBIT) of €310 million, 1% below the prior year period.

•                  On a comparable basis, net profit of €201 million, 4% below the prior year period, and earnings per share of €0.55, 5% below the prior year period.

SECOND QUARTER HIGHLIGHTS

•                  Volume of 593 million unit cases, 1% above the second quarter of 2008 (excluding Socib S.p.A., 576 million unit cases, 2% below the second quarter of 2008). Net sales revenue of €1,891 million, 3% below the second quarter of 2008.

•                  On a comparable basis, operating profit (EBIT) of €269 million, 9% above the prior year period.

•                  On a comparable basis, net profit of €194 million, 7% above the prior year period, and earnings per share of €0.53, 6% above the prior year period.

Notes:

1. Like-for-like selling day basis excludes the impact of prior year acquisitions and the three additional selling days in the first quarter of 2009.

2. Financial indicators on a comparable basis as presented below exclude the recognition of restructuring costs and non-recurring items and include the effect of the results of Socib S.p.A.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“Challenging global economic conditions continued to impact negatively consumer spending and our sales volumes in the second quarter. However, we gained volume and value share in the non-alcoholic ready-to-drink category across many of our key markets in the first half of the year, which bears testament to our strong portfolio of products and marketplace execution. Whilst negative currency and channel mix trends adversely impacted our revenues, we were delighted to see the benefit of our cost saving initiatives, together with lower commodity costs, contribute to a solid operating profit performance in the quarter with comparable EBIT margin expansion. The successful integration of our acquired Italian business, Socib S.p.A., also contributed to these positive results.

In addition, we achieved strong cash flow generation in the first six months, resulting from significant improvements in working capital management and lower capital expenditure.

We expect trading conditions in the second half of the year to continue to be challenging. However, we remain on track to deliver our targeted cost savings of between €115 and €120 million in 2009, and will continue to leverage best-in-class marketing programmes and superior in-outlet execution to win in the marketplace.”

Reconciliation of Reported to Comparable financial indicators

Group Financial Results 2009	Half year				Second quarter
(numbers in € million except per share data)	Volume	EBIT	Net profit(1)	EPS	Volume	EBIT	Net profit(1)	EPS
Reported results	1,033.4	301.3	190.0	0.52	592.6	264.5	188.1	0.51
Restructuring costs	—	18.8	17.4	0.05	—	9.2	9.7	0.03
Non-recurring items(2)	—	(10.0)	(6.7)	(0.02)	—	(4.8)	(4.3)	(0.01)
Comparable results	1,033.4	310.1	200.7	0.55	592.6	268.9	193.5	0.53

(1) Net profit attributable to owners of the parent

(2) Non-recurring items relate to interim payments received and receivable from the Group’s insurer in respect of damage sustained at our Nigerian operation in 2008.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable earnings per share of €0.53 in the second quarter, an increase of 6% versus the second quarter of 2008. Unit case volume increased 1% in the second quarter of 2009. This result was positively impacted by the acquisition of the southern Italian bottling operations of Socib S.p.A. (“Socib”). Excluding Socib, unit case volume declined 2% compared to the second quarter of 2008 reflecting the continued challenging global economic conditions. For the first half of 2009, excluding Socib and the benefit of three additional selling days in the first quarter, the Company estimates that unit case volume declined by 3%. The effect of the additional selling days in the first quarter will be offset by four fewer selling days in the fourth quarter of 2009.

Coca-Cola Hellenic maintained or grew its volume and value share of the non-alcoholic ready-to-drink category in most of its key markets in the first half of 2009, including Russia, Italy, Romania, Poland, Ireland, Bulgaria, Ukraine and Hungary. This has been achieved despite highly challenging economic conditions which has resulted in a decline in consumer spending and a contraction of the non-alcoholic ready-to-drink category across most of our markets.

Excluding the impact of the Socib acquisition, sparkling beverages volume declined in the low single digits in both the second quarter and first half of the year, reflecting a low double-digit decline in our Lift and Fruktime value brands and a low single-digit decline in the Coca-Cola trademark. Together with The Coca-Cola Company, we continue to invest in media activities aimed at enhancing long-term brand equity, as well as channel-specific trade marketing promotional programmes and point of sale activation targeted towards more value conscious consumers.

Excluding Socib, volume in the combined still and water beverage category declined in the low single digits in both periods under review. In the second quarter, mid single-digit growth in the ready-to-drink tea beverage category and moderate growth in water were offset by a high single-digit decline in the juice category. During the quarter, the Company continued to strengthen its position in the highly profitable ready-to-drink tea category with the launch of new seasonal summer flavours under the Nestea trademark in Poland and Romania. Further, despite lower consumer spending in the near-term in the juice category, we continue to invest in innovation for future growth to capitalise on the long-term consumer trend towards health and wellness. In line with this strategy, we launched a range of new flavours this quarter under the Cappy trademark in Bulgaria, Poland, the Czech Republic and Slovakia.

Net sales revenue for the second quarter decreased 3%, driven by a 2% decrease in volume and 8% negative currency impact, partly offset by a 4% increase from pricing and mix and 3% positive contribution from the Socib acquisition. Comparable operating income for the second quarter of 2009 increased by 9%, reflecting the benefit of the Socib acquisition, successful price increases and improved operating cost efficiencies which were partly offset by negative channel mix and significant unfavourable currency movements. The Socib acquisition contributed approximately 5% of growth to comparable operating profit in the second quarter.

Coca-Cola Hellenic continued to implement its planned cost-saving and restructuring programmes in the second quarter. The Company undertook further restructuring activities across a number of countries in the second quarter, including Ireland, Austria and Italy, resulting in total one-off restructuring costs of €18.8 million during the first half of 2009. In addition, lower cost of goods sold, together with increased spend efficiency across the marketing, sales, warehousing and distribution functions contributed to improved operating margins, on a comparable basis, of 150 basis points in the second quarter. The Company has achieved strong cash generation in the year-to-date, primarily driven by improved working capital management and reduced capital expenditure. This focus has contributed to a cash flow increase of €172 million in the first six months of 2009.

On 26 May 2009, Coca-Cola Hellenic announced that it had entered into an agreement with Campbell Soup Company, the largest producer and marketer of soup products globally, for the distribution of Campbell soup and broth products in Russia. Coca-Cola Hellenic is already distributing Campbell’s Domashnaya Klasika range of products in the Moscow region, pursuant to an existing agreement, and in August 2009 plans to expand distribution to over 100 cities and 12 regions of Russia, with nationwide distribution to follow.

2

Operational Review by Reporting Segments

Established markets

	Half year	Half year	%	Q2	Q2%
	2009	2008	Change	2009	2008	Change
Volume (million unit cases)	371.2	339.7	9%	206.9	190.3	9%
Net sales revenue (€ million)	1,479.1	1,341.7	10%	825.5	752.9	10%
Operating profit (EBIT in € million)	149.5	146.7	2%	113.2	98.3	15%
Comparable operating profit (EBIT in € million)	165.2	146.7	13%	122.0	98.3	24%

•                  Excluding the contribution of Socib S.p.A., unit case volume in the established markets segment was flat in both the second quarter and first half of 2009, cycling 1% and 2% growth, respectively, in the comparable prior year periods.

•                  Volume in Greece grew in the low single digits in the second quarter of 2009, cycling the effect of a twelve day general transportation strike in May of last year. This performance was largely driven by mid-single digit growth in the combined still and water categories, partly offset by a moderate decline in the sparkling beverage category.

•                  Excluding the contribution of Socib S.p.A., unit case volume in Italy grew in the mid-single digits in the quarter, driven by low single-digit growth in the sparkling beverage category and low double-digit growth in the combined still and water beverage category.

•                  Volume in Ireland declined by 3% in the second quarter of 2009 compared with the prior year period. Ireland is currently experiencing a deepening recession with GDP projected to decline in the high single digits this year.

•                  Established markets contributed €165 million to the Group’s comparable EBIT for the first half of 2009 (13% above the comparable prior year period) and €122 million for the second quarter (24% above the comparable prior year period). Socib S.p.A. contributed approximately 12% and 8% of operating profit growth in the second quarter and first half of 2009, respectively. In the second quarter, the benefit of price increases and lower raw material costs more than offset negative channel mix.

3

Operational Review by Reporting Segments

Developing markets

	Half year	Half year	%	Q2	Q2%
	2009	2008	Change	2009	2008	Change
Volume (million unit cases)	187.6	190.1	-1%	109.0	113.0	-4%
Net sales revenue (€ million)	550.6	629.2	-12%	325.3	384.1	-15%
Operating profit (EBIT in € million)	27.1	47.1	-42%	35.1	48.9	-28%
Comparable operating profit (EBIT in € million)	28.3	47.1	-40%	35.5	48.9	-27%

•                  Unit case volume in the developing markets segment declined by 4% in the second quarter of 2009, cycling 2% growth in the comparable prior year period. Unit case volume declined 1% in the first half of 2009, cycling 3% growth in the prior year period.

•                  Net sales revenue declined 15% in the quarter and 12% in the year-to-date, reflecting adverse mix and a double-digit negative impact from currencies, partially offset by positive pricing.

•                  Volume in Poland declined in the mid-single digits, reflecting progressively deteriorating trading conditions during the quarter, and the effect of unfavourable weather conditions in June. Strong growth in the Cappy juice brand was offset by declines in the sparkling beverage and water categories. Despite the market slowdown experienced in the quarter, the Company continued to gain share across most categories.

•                  Volume in Hungary grew moderately in the second quarter, with growth in the combined still and water category partly offset by a low single-digit decline in sparking beverages. Ready-to-drink tea grew in the low double digits in the quarter reflecting multi-pack promotional activation in selected channels as well as the successful launch of a new strawberry flavour and packaging innovation under the Nestea Vitao product range.

•                  Developing markets contributed €28 million to the Group’s comparable EBIT for the first half of 2009 (40% below the comparable prior year period) and €36 million for the second quarter (27% below the comparable prior year period). In the second quarter, the benefits of increased pricing and reduced operating costs, were more than offset by lower volumes and unfavourable currency movements, consisting primarily of the devaluation of the Polish zloty, and to a lesser degree, the Hungarian forint, against our reporting currency, the euro.

4

Operational Review by Reporting Segments

Emerging markets

	Half year	Half year	%	Q2	Q2%
	2009	2008	change	2009	2008	Change
Volume (million unit cases)	474.6	483.9	-2%	276.7	281.6	-2%
Net sales revenue (€ million)	1,236.0	1,343.5	-8%	740.6	804.7	-8%
Operating profit (EBIT in € million)	124.7	119.5	4%	116.2	99.6	17%
Comparable operating profit (EBIT in € million)	116.6	119.5	-2%	111.4	99.6	12%

•                  Unit case volume in the emerging markets segment declined by 2% in both the second quarter and first half of 2009, cycling 5% and 7% growth, respectively, in the comparable prior year periods

•                  Net sales revenue declined by 8% in both periods under review, reflecting a double-digit negative currency impact and negative category mix, partly offset by increased pricing.

•                  Volume in Russia declined by 10% in the first half of 2009, reflecting the impact of highly challenging economic conditions. Volume in Russia declined by 7% in the second quarter, representing a significant improvement over the first quarter where volumes fell 15%. In the second quarter, sparkling beverages declined in the mid-single digits, with the juice category declining in the high teens. Russia continues to exhibit positive long-term fundamentals and therefore we have sustained high levels of marketing investment and strong outlet activation, contributing to another quarter of volume and value share gains in the non-alcohol ready-to-drink category.

•                  In Nigeria, unit case volume grew in the high single digits in the second quarter, driven by strong growth in the sparkling and water categories. Our juice volumes in the quarter continue to be adversely impacted by supply issues from fire damage sustained at our Benin plant late last year.  However, we are now benefiting from some additional juice capacity coming on stream at our Benin plant, which is expected to be fully operational early in the fourth quarter.

•                  Unit case volume in both Romania and Bulgaria declined in the mid-single digits in the second quarter of 2009. This reflects the impact of a challenging economic environment, and the effect of reduced consumer spending in the more profitable immediate consumption channels.

•                  The emerging markets segment contributed €111 million to the Group’s comparable EBIT for the second quarter of 2009 (12% above the comparable prior year period) and €117 million for the half year (2% below the comparable prior year period). In the second quarter, the benefit of higher pricing and lower commodity and operating costs was partly offset by lower volumes, higher production and warehousing costs resulting from supply issues in Nigeria, negative channel mix and materially adverse currency movements.

5

Cash Flow and Financing

Uncertain global economic conditions, resulting in a difficult consumer environment and challenging operating conditions, are expected to persist throughout 2009. For this reason, Coca-Cola Hellenic is maintaining a Group-wide focus on driving improved cash flow generation over the 2009-2011 planning period, whilst continuing to seek out and maximise attractive growth opportunities.

To support this objective, Coca-Cola Hellenic intends to continue focusing on:

•                  Implementing cost reduction and restructuring programmes aimed at improving operational efficiencies.

•                  Optimising the efficiency of the Company’s existing asset infrastructure, whilst undertaking a prudent capital investment programme where necessary to support our activities.

•                  Driving improvements in working capital.

Cumulative net capital expenditure over the three-year period from 2009 to 2011 is expected to be approximately €1.4 billion with free cash flow (cash flow from operations less capital expenditure) expected to be at least €1.2 billion over the same period.

The Company’s strong cash flow generation is expected to enable us to maintain dividends within a payout ratio that has historically been 20-30% of comparable net income, with annual dividend per share increases.

Coca-Cola Hellenic benefits from a robust capital structure and good liquidity with no debt refinancing commitments until 2011. This, combined with expectations for solid cash-flow generation over the current 3-year planning period, provides Coca-Cola Hellenic with sufficient financial resources to meet its medium-term financial commitments, as well as providing financial flexibility with which to pursue attractive growth opportunities.

6

Group Financial Review

	Six months
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	1,033.4	1,013.7	+2%
Net sales revenue	3,265.7	3,314.4	-1%
Cost of goods sold	(1,961.1)	(1,974.8)	-1%
Gross profit	1,304.6	1,339.6	-3%
Total operating expenses	(1,003.3)	(1,026.3)	-2%
Comparable operating expenses(1)	(994.5)	(1,026.3)	-3%
Operating profit (EBIT)	301.3	313.3	-4%
Comparable operating profit (EBIT)(1)	310.1	313.3	-1%
Adjusted EBITDA(2)	482.1	496.1	-3%
Comparable adjusted EBITDA(1),(2)	488.6	496.1	-2%
Net profit attributable to owners of the parent	190.0	209.6	-9%
Comparable net profit attributable to owners of the parent(1)	200.7	209.6	-4%
Basic earnings per share (in euro)	0.52	0.58	-10%
Comparable basic earnings per share (in euro) (1)	0.55	0.58	-5%

	Second quarter
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	592.6	584.9	+1%
Net sales revenue	1,891.4	1,941.7	-3%
Cost of goods sold	(1,100.2)	(1,144.3)	-4%
Gross profit	791.2	797.4	-1%
Total operating expenses	(526.7)	(550.6)	-4%
Comparable operating expenses(1)	(522.3)	(550.6)	-5%
Operating profit (EBIT)	264.5	246.8	+7%
Comparable operating profit (EBIT)(1)	268.9	246.8	+9%
Adjusted EBITDA(2)	351.3	340.5	+3%
Comparable adjusted EBITDA(1),(2)	355.5	340.5	+4%
Net profit attributable to owners of the parent	188.1	181.5	+4%
Comparable net profit attributable to owners of the parent(1)	193.5	181.5	+7%
Basic earnings per share (in euro)	0.51	0.50	+2%
Comparable basic earnings per share (in euro) (1)	0.53	0.50	+6%

(1) Financial indicators on a comparable basis exclude the recognition of restructuring costs and non-recurring items and include the effect of the results of Socib S.p.A.

(2) We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets, non-recurring items and other non-cash items.

7

Group Financial Review (continued)

Net sales revenue

Net sales revenue per unit case decreased by approximately 3% in the first half of 2009 and 4% in the second quarter of 2009 versus the comparable prior year periods. On a currency neutral basis, net sales revenue per unit case for the Group increased by approximately 4% in the first half and the second quarter of 2009, in each case versus the comparable prior year periods. Net sales revenue per unit case for the emerging, developing and established market segments increased in the first half by approximately 7%, 3% and 1% respectively, each on a currency neutral basis.

Cost of goods sold

Cost of goods sold decreased by 1% during the first half of 2009 and by 4% during the second quarter of 2009, in each case versus the comparable prior year periods. Cost of goods sold per unit case decreased by 3% during the first half of 2009 and by 5% during the second quarter of 2009, in each case versus the comparable prior year periods, reflecting reduced raw material costs, lower expenses from restructuring and other cost saving initiatives and currency benefits.

Gross profit

Gross profit margins decreased from 40.4% in the first half of 2008 to 39.9% in the first half of 2009 and increased from 41.1% in the second quarter of 2008 to 41.8% in the second quarter of 2009. On a unit case basis, gross profit decreased by approximately 5% for the first half of 2009 and by 2% for the second quarter of 2009, in each case versus the comparable prior year periods, largely reflecting negative currency movements. On a currency neutral basis, gross profit per unit case increased by 6% and 3% in the second quarter and first six months of 2009, respectively, versus the comparable prior year periods.

Operating expenses

Total comparable operating expenses decreased by 3% for the first half of 2009 and by 5% for the second quarter of 2009, in each case versus the comparable prior year periods. The decrease in comparable operating expenses reflects the impact of ongoing cost saving initiatives and an operating cost benefit from currency movements.

Operating profit (EBIT)

Comparable operating profit for the first half of 2009 decreased by 1% to €310 million versus €313 million for the comparable prior year period. Comparable operating profit for the second quarter of 2009 increased by 9% to €269 million versus €247 million for the comparable prior year period. The Socib S.p.A. acquisition contributed approximately 5 percentage points of growth to operating profit in the second quarter. Positive pricing along with reduced input and operating costs have broadly offset negative currency movements and negative channel mix, compared to the prior year period. Comparable operating margin increased by 150 basis points in the quarter to 14.2% and remained stable in the first half of 2009 at 9.5%, versus the comparable prior year periods.

8

Group Financial Review (continued)

Tax

Coca-Cola Hellenic’s effective tax rate for the first half of 2009 on a comparable basis was approximately 22% versus 17% in the prior year period. The effective tax rate for the Company varies quarterly based on the mix of taxable profits and deductible expenses across its territories.

Net profit

Net profit on a comparable basis was €201 million in the first half of 2009 declining from €210 million in the prior year period. During the second quarter of 2009 comparable net profit increased by 7% from €182 million in second quarter of 2008 to €194 million in second quarter of 2009, driven by an increase in operating profit and lower finance costs, partly offset by higher tax expense.

Cash flow

Cash flow generated from operating activities increased by €99 million to €378 million in the first half of 2009, versus €279 million in the comparable prior year period. Including the impact of net capital expenditure, operating cash inflows were €122 million for the first half of 2009, compared to €50 million outflows in the comparable prior year period.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets, including principal repayments of finance lease obligations and excluding any receipts from the Company’s insurers in respect of damage sustained at the Company’s Nigerian operation in 2008, amounted to €256 million for the first half of 2009, compared to €329 million in the prior year period.

Other Items

Update on cost saving and restructuring programmes

Coca-Cola Hellenic will continue to focus on implementing cost reduction and productivity initiatives as part of an ongoing effort to support the competitiveness and efficiency of its operations. The Company believes that this will support the sustainable growth of its business by mitigating near term challenges while improving its competitiveness in the future.

As previously disclosed, the Company is targeting approximately €115-120 million of cost savings in 2009. This includes cost savings of approximately €100 million related to various operating expense initiatives and a further €15-20 million of productivity related benefits from restructuring activities being undertaken across a number of countries. The Company expects to incur one time pre-tax charges of approximately €30 million related to restructuring initiatives undertaken in 2009, which are expected to deliver an annualised benefit of approximately €25-30 million in the future years.

Restructuring costs incurred during the first half of 2009 amounted to €18.8 million before tax and relate primarily to the Company’s operations in Ireland (€8.7 million), Austria (€4.2 million), Italy - including Socib S.p.A. - (€2.8 million), Poland, Romania, Russia and Ukraine.

9

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) stock exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).  Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes.  For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first half of 2009 financial results on 6 August 2009 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email: george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

10

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2009 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

11

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 3 July 2009 € million	As at 31 December 2008 € million
Assets
Intangible assets	4	1,885.2	1,918.0
Property, plant and equipment	4	2,986.8	2,994.2
Other non-current assets		224.1	228.2
Total non-current assets		5,096.1	5,140.4

Inventories		581.8	475.5
Trade and other receivables		1,238.8	1,181.3
Cash and cash equivalents	5	248.1	724.6
Total current assets		2,068.7	2,381.4
Total assets	3	7,164.8	7,521.8

Liabilities
Short-term borrowings	5	451.4	921.3
Other current liabilities		1,468.5	1,353.3
Total current liabilities		1,919.9	2,274.6

Long-term borrowings	5	1,846.2	1,893.3
Other non-current liabilities		449.6	423.1
Total non-current liabilities		2,295.8	2,316.4

Equity
Owners of the parent		2,853.7	2,840.7
Non-controlling interests		95.4	90.1
Total equity		2,949.1	2,930.8
Total equity and liabilities		7,164.8	7,521.8

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

12

Condensed consolidated interim income statement (unaudited)

	Note	Six months to 3 July 2009 € million	Six months to 27 June 2008 € million
Net sales revenue	3	3,265.7	3,314.4
Cost of goods sold		(1,961.1)	(1,974.8)
Gross profit		1,304.6	1,339.6

Operating expenses		(994.5)	(1,026.3)
Restructuring costs	6	(18.8)	—
Non-recurring items	6	10.0	—
Total operating expenses		(1,003.3)	(1,026.3)

Operating profit (EBIT)	3	301.3	313.3

Finance income		5.6	5.7
Finance costs		(49.1)	(56.1)
Finance costs (net)	7	(43.5)	(50.4)

Share of results of equity investments		0.9	(0.4)

Profit before tax		258.7	262.5

Tax	8	(57.6)	(44.9)

Profit after tax		201.1	217.6

Attributable to:
Owners of the parent		190.0	209.6
Non-controlling interests		11.1	8.0
		201.1	217.6

Basic earnings per share (€)	9	0.52	0.58
Diluted earnings per share (€)	9	0.52	0.57

Volume (million unit cases)	3	1,033.4	1,013.7

Adjusted EBITDA (€ million)	3	482.1	496.1

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

13

Condensed consolidated interim statement of comprehensive income (unaudited)

	Six months to 3 July 2009 € million	Six months to 27 June 2008 € million
Net profit for the period	201.1	217.6

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.4	(2.9)
Valuation gains reclassified to profit and loss for the period	—	(4.8)
Cash flow hedges:
Losses during the period	(16.6)	(5.5)
(Gains) / losses reclassified to profit and loss for the period	(8.7)	0.6
Foreign currency translation	(89.0)	17.9
Share of other comprehensive income of equity investments	(0.5)	(0.6)
Income tax relating to components of other comprehensive income	5.2	2.7
Other comprehensive income for the period, net of tax	(109.2)	7.4
Total comprehensive income for the period	91.9	225.0

Total comprehensive income attributable to:
Owners of the parent	82.1	219.5
Non-controlling interests	9.8	5.5
	91.9	225.0

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

14

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 3 July 2009 € million	Three months to 27 June 2008 € million
Net sales revenue	3	1,891.4	1,941.7
Cost of goods sold		(1,100.2)	(1,144.3)
Gross profit		791.2	797.4

Operating expenses		(522.3)	(550.6)
Restructuring costs	6	(9.2)	—
Non-recurring items	6	4.8	—
Total operating expenses		(526.7)	(550.6)

Operating profit (EBIT)	3	264.5	246.8

Finance income		1.5	4.1
Finance costs		(19.7)	(31.2)
Finance costs (net)	7	(18.2)	(27.1)

Share of results of equity investments		1.6	—

Profit before tax		247.9	219.7

Tax	8	(53.3)	(33.4)

Profit after tax		194.6	186.3

Attributable to:
Owners of the parent		188.1	181.5
Non-controlling interests		6.5	4.8
		194.6	186.3

Basic and diluted earnings per share (€)	9	0.51	0.50

Volume (million unit cases)	3	592.6	584.9

Adjusted EBITDA (€ million)	3	351.3	340.5

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

15

Condensed consolidated interim statement of comprehensive income
(unaudited)

	Three months to 3 July 2009 € million	Three months to 27 June 2008 € million
Net profit for the period	194.6	186.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.3	(1.3)
Cash flow hedges:
Losses during the period	(6.6)	(0.1)
(Gains) / losses reclassified to profit and loss for the period	(5.2)	0.5
Foreign currency translation	55.3	47.4
Share of other comprehensive income of equity Investments	(0.2)	(1.2)
Income tax relating to components of other comprehensive income	2.5	0.2
Other comprehensive income for the period, net of tax	46.1	45.5
Total comprehensive income for the period	240.7	231.8

Total comprehensive income attributable to:
Owners of the parent	236.8	226.7
Non-controlling interests	3.9	5.1
	240.7	231.8

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

16

Condensed consolidated interim statement of changes in equity (unaudited)

Attributable to equity shareholders of the Group

	Share Capital € million	Share Premium € million	Exchange Equalisation Reserve € million	Other Reserves € million	Retained Earnings € million	Total € million	Non-controlling Interests € million	Total Equity € million
Balance as at 1 January 2008	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.8	20.0	—	—	—	20.8	—	20.8
Share-based compensation:
Options	—	—	—	4.7	—	4.7	—	4.7
Movement in treasury shares	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Appropriation of reserves	—	—	—	29.1	(29.1)	—	—	—
Dividends	—	—	—	—	(49.1)	(49.1)	(4.8)	(53.9)
Total comprehensive income for the period, net of tax(1)	—	—	19.8	(9.9)	209.6	219.5	5.5	225.0
Balance as at 27 June 2008	182.7	1,664.7	113.8	341.9	849.3	3,152.4	96.2	3,248.6
Shares issued to employees exercising stock options	—	0.3	—	—	—	0.3	—	0.3
Share-based compensation:
Options	—	—	—	4.6	—	4.6	—	4.6
Movement in treasury shares	—	—	—	0.1	—	0.1	—	0.1
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	8.2	(8.2)	—	—	—
Statutory minimum dividend	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	—	—	(7.2)	(7.2)
Total comprehensive income for the period, net of tax	—	—	(305.7)	11.9	18.0	(275.8)	1.3	(274.5)
Balance as at 31 December 2008	182.7	1,665.0	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Share-based compensation:
Options	—	—	—	3.0	—	3.0	—	3.0
Movement in treasury shares	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Shares repurchased	—	—	—	(10.0)	—	(10.0)	—	(10.0)
Adoption of euro by Slovakia	—	—	(9.5)	—	9.5	—	—	—
Appropriation of reserves	—	—	—	18.4	(18.4)	—	—	—
Dividends	—	—	—	—	(61.4)	(61.4)	(4.5)	(65.9)
Total comprehensive income for the period, net of tax(2)	—	—	(88.2)	(19.7)	190.0	82.1	9.8	91.9
Balance as at 3 July 2009	182.7	1,665.0	(289.6)	357.7	937.9	2,853.7	95.4	2,949.1

(1) The amount included in the exchange equalisation reserve of €19.8 million income for the first half of 2008 represents the exchange gains attributed to the owners of the parent of €20.4 million less the share of equity investments of €0.6 million loss.

The amount included in other reserves of €9.9 million loss for the first half of 2008 represents movements relating to the available-for-sale and the cash flow hedges reserves of €7.7 million loss and €4.9 million loss respectively, net of deferred income tax amounting to €2.7 million.

The amount of €5.5 million income included in non-controlling interests for the first half of 2008 represents the share of non-controlling interests in the exchange equalisation reserve of €2.5 million loss and in retained earnings of €8.0 income for the first half of 2008.

 (2) The amount included in the exchange equalisation reserve of €88.2 million loss for the first half of 2009 represents the exchange loss attributed to the owners of the parent of €87.7 million less the share of equity investments of €0.5 million loss.

The amount included in other reserves of €19.7 million loss for the first half of 2009 represents movements relating to the available-for-sale and the cash flow hedges reserves of €0.4 million gain and €25.3 million loss respectively, net of deferred income tax amounting €5.2 million.

The amount of €9.8 million income included in non-controlling interests for the first half of 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €1.3 million loss and in the retained earnings of €11.1 million income.

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

17

Condensed consolidated interim cash flow statement (unaudited)

	Note	Six months to 3 July 2009 € million	Six months to 27 June 2008 € million
Operating activities
Operating profit		301.3	313.3
Depreciation of property, plant and equipment	4	174.8	174.7
Amortisation and adjustments to intangible assets	4	3.0	3.4
Employee share options		3.0	4.7
		482.1	496.1

Losses / (gains) on disposal of non-current assets		4.2	(18.2)
Increase in inventories		(115.4)	(219.3)
Increase in trade and other receivables		(89.9)	(353.5)
Increase in trade payables and other liabilities		122.1	412.7
Tax paid		(25.6)	(38.8)
Cash flow from operating activities		377.5	279.0

Investing activities
Payments for purchases of property, plant and equipment		(216.6)	(312.7)
Payments for purchases of intangible assets		(0.5)	—
Receipts from disposal of property, plant and equipment		5.9	11.9
Receipts from disposal of intangible assets		—	28.3
Interest received		6.6	6.2
Net receipts from / (payments for) investments		0.1	(14.6)
Net payments for acquisitions		8.7	(0.4)
Net cash used in investing activities		(195.8)	(281.3)

Financing activities
Proceeds from shares issued to employees exercising stock options		—	20.8
Payments relating to share buy-back		(10.0)	—
Net (decrease) / increase in borrowings		(471.3)	215.1
Principal repayments of finance lease obligations		(44.8)	(28.5)
Interest paid		(31.1)	(57.8)
Net dividend paid		(98.2)	(3.1)
Net cash (used in) / from financing activities		(655.4)	146.5

(Decrease) / increase in cash and cash equivalents		(473.7)	144.2

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		724.6	197.0
(Decrease) / increase in cash and cash equivalents		(473.7)	144.2
Effect of changes in exchange rates		(2.8)	(1.3)
Cash and cash equivalents		248.1	339.9

The notes on pages 19 to 25 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

18

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2008, except that the following new or revised accounting standards and interpretations have been implemented in 2009: International Financial Reporting Standard (‘IFRS’) 8, Operating Segments; revision of International Accounting Standard (‘IAS’) 23, Borrowing Costs; International Financial Reporting Interpretations Committee (‘IFRIC’) 13, Customer loyalty programmes; revision of IAS 1, Presentation of Financial Statements; amendment to IAS 27, Consolidated and Separate Financial Statements; and the amendment to IFRS 2, Share-Based Payment. None of these new or revised accounting standards and interpretations have had a material impact on the current or prior periods.

Operating results for the first six months of 2009 are not indicative of the results that may be expected for the year ended 31 December 2009 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2008 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

Coca-Cola Hellenic believes that the euro is its most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	3 July 2009	27 June 2008	3 July 2009	31 December 2008
US dollar	1.34	1.54	1.41	1.42
UK sterling	0.89	0.78	0.86	0.97
Polish zloty	4.50	3.48	4.43	4.20
Nigerian naira	196.79	181.26	206.30	200.84
Hungarian forint	289.65	251.89	271.32	265.98
Swiss franc	1.51	1.61	1.52	1.50
Russian rouble	44.45	36.73	43.74	41.37
Romanian leu	4.22	3.67	4.20	3.99
Ukrainian hryvnia	10.29	7.68	10.73	10.86

19

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three months ended		Six months ended
	3 July 2009	27 June 2008	3 July 2009	27 June 2008
Volume in unit cases (million)
Established countries	206.9	190.3	371.2	339.7
Developing countries	109.0	113.0	187.6	190.1
Emerging countries	276.7	281.6	474.6	483.9
Total volume	592.6	584.9	1,033.4	1,013.7
Net sales revenue (€ million)
Established countries	825.5	752.9	1,479.1	1,341.7
Developing countries	325.3	384.1	550.6	629.2
Emerging countries	740.6	804.7	1,236.0	1,343.5
Total net sales revenue	1,891.4	1,941.7	3,265.7	3,314.4
Adjusted EBITDA (€ million)
Established countries	144.3	129.6	211.9	206.5
Developing countries	52.4	65.8	62.0	82.1
Emerging countries	154.6	145.1	208.2	207.5
Total adjusted EBITDA	351.3	340.5	482.1	496.1
EBIT (€ million)
Established countries	113.2	98.3	149.5	146.7
Developing countries	35.1	48.9	27.1	47.1
Emerging countries	116.2	99.6	124.7	119.5
Total EBIT	264.5	246.8	301.3	313.3
Reconciling items (€ million)
Finance costs (net)			(43.5)	(50.4)
Share of results of equity method investments			0.9	(0.4)
Taxation			(57.6)	(44.9)
Non-controlling interests			(11.1)	(8.0)
Profit for the period attributable to owners of the parent			190.0	209.6

20

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.             Segmental analysis (continued)

	As at
	3 July 2009	31 December 2008
Total assets (€ million)
Established countries	3,588.9	3,390.0
Developing countries	1,098.3	1,081.0
Emerging countries	2,592.3	2,724.6
Corporate / intersegment receivables	(114.7)	326.2
Total assets	7,164.8	7,521.8

4.             Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2009	2,994.2	1,918.0
Additions	191.8	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(1.0)
Arising on prior year acquisitions	23.8	(11.4)
Assets held for sale classified back to property, plant and Equipment	5.3	—
Disposals	(9.8)	—
Depreciation / amortisation	(174.8)	(2.0)
Foreign exchange differences	(43.7)	(18.9)
Closing net book value as at 3 July 2009	2,986.8	1,885.2

5.             Net debt

	As at 3 July 2009 € million	As at 31 December 2008 € million
Long-term borrowings	1,846.2	1,893.3
Short-term borrowings	451.4	921.3
Cash and cash equivalents	(248.1)	(724.6)
Net debt	2,049.5	2,090.0

In the first quarter of 2009, the Company repaid its €350.0 million 3-year Euro-denominated bond, largely contributing to the decrease in both cash and short-term borrowings compared to 31 December 2008. The repayment of this bond was financed by the Company’s €500.0 million 5-year Euro-denominated bond issue which was completed on 17 December 2008. Existing cash balances have in addition been used to repay outstanding commercial paper which had decreased by €107.0 million at 3 July 2009, compared to 31 December 2008.

21

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.             Restructuring costs and non-recurring items

Restructuring costs during the first half of 2009 amounted to €18.8 million before tax and relate primarily to the Company’s operations in Ireland (€8.7 million), Austria (€4.2 million), Italy - including Socib S.p.A. - (€2.8 million) and Poland, Romania and Russia (approximately €0.7 million each). The remaining amount was incurred by the Ukrainian, Baltic, Czech and Slovakian operations.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. During the first half of 2009, €5.2 million was received as an interim payment from the Company’s insurers and an additional amount of €4.8 million was recorded following agreement with our insurers on a further interim payment.

7.             Net finance costs

	Six months Ended
	3 July 2009 € million	27 June 2008 € million
Interest expense	44.4	55.3
Net foreign exchange translation losses	4.7	1.2
Fair value gains on interest rate swaps and forward contracts	—	(0.4)
Interest income	(5.6)	(5.7)
Total net finance costs	43.5	50.4

	Three months Ended
	3 July 2009 € million	27 June 2008 € million
Interest expense	17.4	32.8
Net foreign exchange translation losses / (gains)	2.3	(0.8)
Fair value gains on interest rate swaps and forward contracts	—	(0.8)
Interest income	(1.5)	(4.1)
Total net finance costs	18.2	27.1

8.             Tax

The effective tax rate for the Company differs from the 2009 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, each of which do not necessarily refer to the current period’s operations.

The effective tax rate is approximately 22% for the first six months of 2009 (2008: 17%).

22

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.             Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (2009 six months: 365,287,482; 2009 second quarter: 365,170,349; 2008 six months: 364,279,235 and 2008 second quarter: 364,710,555). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.          Share capital

During 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €21.1 million.

After the above increases, the share capital amounts to €182.7 million and is divided into 365,402,097 shares with a nominal value of €0.50 each.

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s current capitalisation, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The implementation of the share buy-back programme will depend on a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and availability of funds. As at 3 July 2009, 695,200 shares had been repurchased under the buy-back programme for a total of €10.0 million, bringing the shares in circulation to 364,706,897. No further shares have been repurchased up to 5 August 2009.

23

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

11.          Dividends

The shareholders approved a dividend of €0.28 per share (totalling €102.3 million), for the year ended 31 December 2008, at the Annual General Meeting of Shareholders that was held on Thursday, 18 June 2009. A portion of €40.9 million of the total dividend was accrued as of 31 December 2008, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €61.4 million is recorded in shareholders equity in the second quarter of 2009 as an appropriation of retained earnings.

The dividend is subject to a 10% withholding tax in accordance with Article 18 of Law 3697/2008 and the dividend payment commenced on 29 June 2009.

12.          Contingencies

There have been no significant changes in contingencies since 31 December 2008 (as described in the 2008 Annual Report available on the Company’s web site: www.coca-colahellenic.com).

13.          Employee numbers

The average number of full-time equivalent employees in the first half of 2009 was 44,865 (47,777 for the first half of 2008).

14.          Related party transactions

a) The Coca-Cola Company (‘TCCC’)

As at 3 July 2009, TCCC indirectly owned 23.3% (2008: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first half of 2009 and the second quarter amounted to €655.4 million and €357.5 million respectively (€694.9 million and €401.2 million in the respective prior-year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €19.9 million and €9.0 million respectively (€25.6 million and €13.4 million in the prior-year periods). The Company sold items of property, plant and equipment to TCCC and recorded a gain of €0.2 million in the first half of 2009 and nil in the second quarter of 2009 (€0.1 million and nil in the prior-year periods). The Company sold €11.3 million and €6.3 million of finished goods and raw materials to TCCC during the first half and the second quarter of 2009 (€2.7 million and €0.6 million in the prior-year periods). Other income from TCCC during the first half and the second quarter of 2009 was €11.1 million and €9.1 million respectively (€12.0 million and €8.7 million in the prior-year periods) and other expenses totalled €3.5 million and €2.4 million for the first half and the second quarter of 2009 (€0.1 million and €0.1 million in the prior-year periods).

As at 3 July 2009, the Company had a total amount of €64.3 million (€106.8 million as at 31 December 2008) due from TCCC, and had a total amount of €153.2 million (€160.0 million as at 31 December 2008) due to TCCC.

24

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.          Related party transactions (continued)

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles, crowns and plastics. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by Kar-Tess Holding S.A. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

The Group made purchases of €34.8 million and €20.7 million during the first half of 2009 and the second quarter of 2009 (€74.2 million and €35.3 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €2.5 million and €1.3 million respectively for the first half and the second quarter of 2009 (€1.6 million and €1.0 million in the prior-year periods). Other income from Frigoglass during the first half and the second quarter of 2009 was €0.5 million and €0.5 million respectively (nil in the prior-year periods). As at 3 July 2009, Coca-Cola Hellenic owed €7.7 million (€12.2 million as at 31 December 2008) to, and was owed €0.8 million (€1.8 million as at 31 December 2008) by Frigoglass.

c) Other related parties

The Group purchased €57.4 million and €35.2 million of raw materials and finished goods for the first half and the second quarter of 2009 (€74.7 million and €25.3 million in the prior-year periods) and fixed assets of €0.4 million and nil for the first half and the second quarter of 2009 from other related parties (€8.4 million and €5.5 million in the prior-year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.2 million both for the first half and the second quarter of 2009 (nil in prior-year periods). Further, the Group incurred other expenses of €2.4 million and €0.6 million for the first half and the second quarter of 2009 (€2.1 million and €1.4 million in the prior-year periods) and recorded income of €0.4 million and €0.1 million for the first half and the second quarter of 2009 from other related parties (€0.2 million and €0.1 million in the prior-year periods). At 3 July 2009, the Group owed €13.0 million (€5.6 million as at 31 December 2008) to, and was owed €2.7 million (€3.9 million as at 31 December 2008) by other related parties.

There have been no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration.

There are no other significant transactions with related parties for the period ended 3 July 2009.

25

Report on review of interim financial information

To the Shareholders of Coca-Cola Hellenic Bottling Company S.A.

Introduction

We have reviewed the accompanying consolidated condensed interim balance sheet of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (the “Group”) as of 3 July 2009, the related consolidated condensed interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended which also include certain explanatory notes, as set out on pages 12 to 25. Management is responsible for the preparation and presentation of this consolidated condensed interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and as applicable to interim financial reporting (International Accounting Standard “IAS 34”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Athens, 5 August 2009

PricewaterhouseCoopers S.A.

268 Kifissias Avenue

152 32 Halandri, Greece

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — August 28, 2009 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in August 2009 of stock options by employees of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company.  The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 113 employees of the Group (87 of which are employees of the Company’s foreign affiliates). Out of those employees, 2 persons (1 of which is employed by a foreign affiliate of the Company) exercised stock options by written notice to the Company’s Board of Directors.  The offering was made with respect to an aggregate of 2,833,507 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 5,751 options were actually exercised and an equal number of shares was issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 15,058,311. Out of these options, 5,899,129 are currently in force (i.e. they have neither been exercised or forfeited), of which 2,827,756 options have already vested and the others will vest in stages until December 11, 2011.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		0.00	0.00
2.	22.11.2001	13.12.2001	20.97		13.98		0.00	0.00
3.	22.11.2001	13.12.2001	17.06		11.37		0.00	0.00
4.	22.11.2001	13.12.2001	14.68		9.79		1,251	12,247.29
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		1,500	14,535.00
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		0.00	0.00
9.	06.06.2003	03.12.2004	18.63	**	12.42		3,000	37,260.00
10.	17.06.2005	02.12.2005	23.30	**	15.53		0.00	0.00
11.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		0.00	0.00
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
15.	17.06.2005	20.06.2008	—		24.54	**	0.00	0.00
16.	17.06.2005	11.12.2008	—		11.36	**	0.00	0.00
Total:							5,751	64,042.29

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and

17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

4.             The payment of the share capital increase of the Company was completed on 10 August 2009 and was certified by virtue of a decision of the Company’s Board of Directors dated 11 August 2009. The Ministry of Development proceeded, to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decisions number K2-8800/25.08.2009 and K2-8800(bis)/25.08.2009.

5.             The share capital of the Company was increased by EUR 2,875.50, whereas the share premium account was increased by EUR 61,166.79. As a result, the share capital of the Company amounts to EUR 182,703,924 and is divided into 365,407,848 ordinary shares of a nominal value of EUR 0.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The persons responsible for compiling this document and for the accuracy of the information set forth hereinare Mrs. Sarah Robinson, Director Rewards & Corporate HR Business Partnership, tel.: +30 210 61 83 175 and Mr. George Toulantas, Director Investor Relations, tel.: +30 210 6183 255. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com). Further information may be obtained from Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312.

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
Sarah Robinson	Tel: +30 210 61 83 175
Director Rewards & Corporate HR Business Partnership	email: sarah.robinson@cchellenic.com

George Toulantas
Director Investor Relations	Tel: +30 210 61 83 255
email : george.toulantas@cchellenic.com
Vassilis Fragoulis
Group Compensation and Benefits Manager	Tel: +30 210 61 83 312
email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit
www.coca-colahellenic.com

Coca-Cola Hellenic — Disclosure of annual report and

2008 accounts under EMTN programme

Athens, Greece — 3 September 2009 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announced today that, in connection with its €2,000,000,000 Euro Medium Term Note Programme, two copies of the annual report and accounts for 2008 with respect to each of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. have been submitted to the Financial Services Authority, and will become available for inspection at the UK Listings Authority’s Document Viewing Facility, which is located at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

ENQUIRIES

Coca-Cola Tρία Έψιλον
Bart Jansen	Tel: +30 210 618 3123
e-mail: bart.jansen@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting

from exercise of stock options

Maroussi, Greece — 4 September 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces that as of 8 September 2009, a total of 5,751 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to € 2,875.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,703,924 divided into 365,407,848 shares with a nominal value of €0.50 each.

The new 5,751 shares have been distributed to a total of two employees as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Adjusted exercise price in EUR following the issuance of bonus shares*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	23.32		15.55		0.00	0.00
2.	22.11.2001	13.12.2001	20.97		13.98		0.00	0.00
3.	22.11.2001	13.12.2001	17.06		11.37		0.00	0.00
4.	22.11.2001	13.12.2001	14.68		9.79		1,251	12,247.29
5.	22.11.2001	13.12.2001	12.08		8.05		0.00	0.00
6.	22.11.2001	13.12.2001	14.53		9.69		1,500	14,535.00
7.	06.06.2003	23.06.2003	12.95		8.63		0.00	0.00
8.	06.06.2003	15.12.2003	16.76	**	11.17		0.00	0.00
9.	06.06.2003	03.12.2004	18.63	**	12.42		3,000	37,260.00
10.	17.06.2005	02.12.2005	23.30	**	15.53		0.00	0.00
11.	17.06.2005	21.03.2006	24.85	**	16.57		0.00	0.00
12.	17.06.2005	23.06.2006	23.02	**	15.35		0.00	0.00
13.	17.06.2005	13.12.2006	28.06	**	18.71		0.00	0.00
14.	17.06.2005	13.12.2007	—		28.75	**	0.00	0.00
15.	17.06.2005	20.06.2008	—		24.54	**	0.00	0.00
16.	17.06.2005	11.12.2008	—		11.36	**	0.00	0.00
Total:							5,751	64,042.29

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this had been initially determined based on the decisions of the General Meeting of the Company’s shareholders dated 22.11.2001, 06.06.2003 and 17.06.2005 accordingly, was adjusted as a result of the decision of the General Meeting of the Company’s shareholders to issue bonus shares, dated 15 October 2007.

(**) Denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on August 11, 2009, in accordance with the resolutions of the General Meetings listed above. The Ministry of Development approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcements no. K2-8800/25.08.2009 and K2-8800 (bis)/25.08.2009.

The Board of Directors of the Athens Exchange approved on 3 September 2009 the commencement of trading of the 5,751 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 8 September 2009. The new shares will be credited to the securities accounts (SAT accounts) of the relevant shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
Sarah Robinson	Tel: +30 210 61 83 175
Director Rewards & Corporate HR	email: sarah.robinson@cchellenic.com
Business Partnership

George Toulantas	Tel: +30 210 61 83 255
Director Investor Relations	email : george.toulantas@cchellenic.com

Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Compensation and Benefits	email : vassilis.fragoulis@cchellenic.com
Manager

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INVITATION

To the Shareholders of the Societe Anonyme under the trade name

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

to Extraordinary General Meeting

Athens, Greece — 18 September 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today the invitation of its shareholders to an Extraordinary General Meeting.

As resolved by the Company’s Board of Directors on 17 September 2009, at its meeting no.  825, in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HELLENIC” are invited to an Extraordinary General Meeting, to be held in Maroussi of Attica, at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room GOLD CLASS, 35 Andreas Papandreou Street, Maroussi, on Friday 16 October 2009, at 12:00 p.m., with the following Agenda:

1)                          Increase of the share capital of the Company through the capitalization of reserves by increasing the nominal value of each share of the Company.

2)                          Decrease of the share capital of the Company through a reduction of the nominal value of the shares of the Company and return of an equal amount of capital to the shareholders in cash. Granting of the relevant authorisations to the Board of Directors of the Company in relation to the return to the shareholders of the amount of the decrease of capital through payment in cash, the record date, as well as the date of the initiation of the return of the capital.

3)                          Amendment of Article 3 of the Articles of Association of the Company, and codification of the Articles of Association into a unified text.

According to the abovementioned resolution of the Board of Directors in case the necessary quorum is not present in the above meeting, the Shareholders of the Company are invited to a A’ Adjourned Meeting to be held on Friday, October 30, 2009 at 12:00 p.m. at the same above place.  In case a quorum is not present in such meeting, the Shareholders of the Company are invited to a B’ Adjourned Meeting to be held on Friday, November 13, 2009 at 12:00 p.m. at the same above place. It is noted that a new invitation shall not be published for the above adjourned meetings according to article 29 of Codified Law 2190/1920.

Shareholders wishing to attend the General Meeting, must deposit at least five (5) full days prior to the Meeting, the relevant blocking certificate from Hellenic Exchanges S.A. at the Company’s offices (9 Fragoklissias Street, Maroussi), in accordance with article 18 of the Articles of Association, together with the relevant proxy in the event that they wish to be represented at the Meeting.

Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30 210 618 3100 and +30 210 618 3106.

Maroussi, 17 September 2009

THE BOARD OF DIRECTORS

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

Coca-Cola Hellenic announces proposal for a

capital return of €1.50 per share

Athens, Greece — 18 September 2009 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announces proposals for a recapitalisation, which will result in a capital return of approximately € 548million to its shareholders, i.e. €1.50 per share. The record date (the date at which registered shareholders will qualify for this return of capital) will be announced in due course. The recapitalisation will be financed through a combination of accumulated cash and new debt and is subject to shareholder and regulatory approval.

Coca-Cola Hellenic’s Board of Directors has endorsed the plan and believes the proposed recapitalisation is appropriate for the following reasons:

•                  The long-term potential of Coca-Cola Hellenic’s business

•                  The positive view of the Company’s medium-term cash flow generation

•                  The improvement in the efficiency of the Company’s balance sheet

•                  The potential to reduce the Group’s WACC by improving the efficiency of the Group’s capital structure

•                  The continuing strength of the Company’s key financial ratios will leave Coca-Cola Hellenic with strong public credit ratings also after the recapitalisation

•                  The operational activities and strategic goals of the Company will remain essentially unaffected

•                  Favourable conditions in the debt capital markets

•                  The capital return provides an immediate cash benefit to shareholders. The Company intends to suspend its share buy-back programme for the time being.

As outlined in a separate announcement today, an Extraordinary General Meeting to approve an increase of the par value of the Company’s shares by an amount of approximately € 548 million through capitalization of reserves and subsequently a capital return of approximately € 548 million, will be held on 16 October 2009.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented, “Coca-Cola Hellenic has a proven track-record of seeking ways to maximise returns for shareholders. Given the Company’s strong cash generation and positive view of its free cash flow over the medium-term, a capital return is the most appropriate way to return cash to shareholders in the current environment. In addition, this transaction will lower the Company’s Weighted Average Cost of Capital (WACC) and increase the efficiency of our capital structure, whilst maintaining sufficient financial flexibility to pursue attractive growth opportunities.”

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic proposes amendment to art. 3 (a)

of Articles of Association

Athens, Greece — 22 September 2009 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announces that according to art. 19 par. 2 of law 3556/2007, the Board of Directors of the Company intends to propose to the Extraordinary General Meeting that is scheduled for October 16th, 2009 the amendment of art. 3 (a) of the Company’s Articles of Association with the insertion of the following paragraphs:

“Following the decision of the Shareholders’ Extraordinary General Meeting dated                  , 2009, the Company’s share capital increased by the amount of five hundred forty eight million one hundred eleven thousand and seven hundred and seventy two euros (548,111,772), through the capitalization of the capital reserves and the increase of the nominal value of the shares by the amount of one euro and fifty cents (1.50) per share, that being from fifty (0.50) cents to two euros (2.00) per share.

Following the above mentioned increase the Company’s share capital amounts to seven hundred thirty million eight hundred fifteen thousand and six hundred and ninety six euros (730,815,696), divided into three hundred sixty five million four hundred seven thousand and eight hundred and forty eight (365,407,848) shares of two (2.00) euros nominal value each.

During the same Extraordinary General Meeting, the Company’s share capital was decreased by the amount of five hundred forty eight million one hundred eleven thousand and seven hundred and seventy two euros (548,111,772), through the decrease of the nominal value of each share by the amount of one euro and fifty cents (1.50) per share, that being from two (2.00) euros to fifty (0.50) cents and the return of the amount of the capital decrease to the Company’s shareholders in cash payment.

Following the above mentioned capital decrease, the Company’s share capital amounts to one hundred eighty two million four hundred seven thousand and nine hundred and twenty four euros (182,703,924), divided into three hundred sixty five million four hundred seven thousand and eight hundred and forty eight (365,407,848) shares of fifty (0.50) cents nominal value each.”

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Extraordinary General Meeting

of shareholders held on 16 October 2009

Athens, Greece — 16 October 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces resolutions of the Extraordinary General Meeting of the Company’s shareholders which was held today.

A total of 305 shareholders, representing 291,876,252 shares, out of a total number of 365,407,848 shares (i.e. 79.87% of the Company’s share capital), were present or represented and voted at the Extraordinary General Meeting.

The following matters on the Agenda were discussed and the following decisions were made:

1.              The increase of the Company’s share capital by an amount of Euro five hundred forty eight million one hundred eleven thousand and seven hundred and seventy two (548,111,772), through the capitalization of reserves by increasing the nominal value of each share by Euro one and fifty cents (1.50) per share was approved.  As a result, the nominal value of each share has been increased from Euro 0.50 to Euro two (2).

2.              The decrease of the Company’s share capital by an amount of Euro five hundred forty eight million one hundred eleven thousand and seven hundred and seventy two (548,111,772) through a reduction of the nominal value of the shares by an amount of Euro one and fifty cents (1.50) per share was approved. As a result, the nominal value of the shares has been decreased from Euro two (2) to Euro 0,50 per share, and an equal amount of capital will be returned to the shareholders in cash. The relevant authorizations were granted to the Board of Directors of the Company in relation to the return to the shareholders of the amount of the decrease of capital through payment in cash, the determination of the relevant record date, as well as the start date for the cash payment to shareholders.

3.              The amendment of Article 3 of the Articles of Association of the Company, and the codification of the Articles of Association into a unified text were approved.

The above resolutions were taken by majority.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London
Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE NINE MONTHS ENDED 2 OCTOBER 2009 (IFRS)

HIGHLIGHTS FOR THE NINE MONTHS

•                 Operating cash flow net of capital expenditure of €519 million in the first nine months of 2009, an increase of €250 million compared to the prior year period.

•                 Volume of 1,617 million unit cases, flat compared to prior year period (on a like-for-like selling day basis and excluding Socib S.p.A., 1,553 million unit cases, 4% below the prior year period). Net sales revenue of €5,151 million, 4% below the prior year period.

•                 On a comparable basis, operating profit (EBIT) of €591 million, 1% below the prior year period.

•                 On a comparable basis, net profit of €411 million, 3% below the prior year period, and earnings per share of €1.13, 3% below the prior year period.

THIRD QUARTER HIGHLIGHTS

•                  Volume of 584 million unit cases, 4% below the prior year period (excluding Socib S.p.A., 566 million unit cases, 7% below the prior year period). Net sales revenue of €1,885 million, 9% below the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €281 million, 2% below the prior year period.

•                  On a comparable basis, net profit of €210 million, 1% below the prior year period, and earnings per share of €0.58, flat compared to the prior year period.

Note:

Financial indicators on a comparable basis exclude the recognition of restructuring costs and non-recurring items and include the effect of the results of Socib S.p.A.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“Our results today, which demonstrated a further expansion in EBIT margin, highlight the continued progress we are making on our near-term strategic priorities of driving increased cash flow, growing market share and improving the efficiency of our operations. These factors have helped to mitigate the effects of weak economic conditions that have led to reduced consumer spending, less favourable channel mix and significant adverse currency movements. In line with our update given in early August, we witnessed a further deterioration in trading conditions during the third quarter, particularly within our developing and emerging market segments. We expect the economic environment in these segments to continue to remain highly challenging for the balance of this year and into next year, and we continue to believe the timing of the recovery will lag that of our established markets.

Although the economic outlook is still uncertain, the fundamentals of our business remain strong and we continue to drive excellent execution in the marketplace, evidenced by the share gains we achieved in the third quarter in the non-alcoholic ready-to-drink beverage category. We remain confident that the skill of our local management teams and ongoing financial discipline will enable us to deliver our free cash flow guidance of at least €1.2 billion between 2009 and 2011.”

Reconciliation of Reported to Comparable financial indicators

Group Financial Results 2009	Nine months			Third quarter
(numbers in € million		Net			Net
except per share data)	EBIT	profit(1)	EPS	EBIT	profit(1)	EPS
Reported results	575.9	396.1	1.09	274.6	206.1	0.57
Restructuring costs	24.7	21.5	0.06	5.9	4.1	0.01
Non-recurring items(2)	(10.0)	(6.7)	(0.02)	—	—	—
Comparable results	590.6	410.9	1.13	280.5	210.2	0.58

(1)                 Net profit attributable to owners of the parent

(2)                    Non-recurring items relate to interim payments received from the Group’s insurer in respect of damage sustained at our Nigerian operation in 2008.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable earnings per share of €0.58 in the third quarter of 2009, flat versus the third quarter of 2008. Unit case volume declined 4% in the quarter. This result was positively impacted by the acquisition of the southern Italian bottling operations of Socib S.p.A. (“Socib”). Excluding Socib, unit case volume in the third quarter declined 7% compared to the prior year period, reflecting continued challenging global economic conditions. For the first nine months of 2009, excluding Socib and the benefit of three additional selling days in the first quarter, the Company estimates that unit case volume declined by approximately 4%.

During the third quarter, we witnessed deterioration in trading conditions reflecting the effect of reduced tourism in certain of our key countries and continued economic uncertainties due to rising unemployment levels and declining real wages. This resulted in reduced consumer spending and an accelerated decline in the non-alcoholic ready-to-drink beverage category, particularly in our developing and emerging market segments. We expect our volume in the fourth quarter, seasonally one of our least significant financial periods, to be impacted by the effect of four fewer selling days versus the prior year period, while we are also cycling strong growth of 6% from the fourth quarter of 2008.

Excluding the impact of the Socib acquisition, sparkling beverages volume declined in the mid-single digits in the third quarter, following a 3% decline in sales of our Coke trademarked beverages and double-digit declines in sales of our Fanta and Sprite trademarked beverages. We continue to invest alongside The Coca-Cola Company in media programmes aimed at building long-term brand equity in order to support our premium positioning in the marketplace. Furthermore, we are increasing trade marketing activity in modern trade channels in response to current consumer preferences for increased consumption at home.

Despite an overall decline in the total non-alcoholic ready-to-drink beverage category, Coca-Cola Hellenic gained both volume and value share in the third quarter. This continues to reflect the Company’s focus on driving strong market place execution and the benefit of product innovation introduced earlier in the year, particularly in the juice and ready-to-drink beverage categories. During the quarter, we increased volume and value share across a number of our key markets including Italy, Russia, Romania, Ukraine, Hungary, Poland and Ireland.

Net sales revenue for the third quarter decreased 9%, driven by a 4% decrease in volume and 9% negative currency impact, partly offset by a 0.5% increase from pricing and mix and 3.5% positive contribution from the Socib acquisition. Comparable operating income for the third quarter of 2009 decreased by 2%, reflecting negative channel mix and significant unfavourable currency movements partly offset by the benefit of the Socib acquisition, successful price increases, lower commodity costs and improved operating cost efficiencies. The Socib acquisition contributed approximately 5% of growth to comparable operating profit in the third quarter.

Coca-Cola Hellenic continued to implement planned cost-saving and restructuring programmes in the third quarter. In addition, lower cost of goods sold, together with increased spend efficiency across marketing, warehousing and distribution functions contributed to improved operating margins, on a comparable basis, of 109 basis points in the third quarter. The Company has achieved strong cash generation in the year-to-date, primarily driven by improved working capital management and reduced capital expenditure. This focus has contributed to a cash flow increase of €250 million in the first nine months of 2009 compared to the prior year period.

Coca-Cola Hellenic continues to make progress against its long-term goal of achieving sustainable growth and achieving improvements in operating efficiency. In October 2009, the Company opened a new combined heat and power (CHP) plant at its Ploieşti production facility in Romania. This is the first of 15 CHP plants that the Company has committed to building in 12 countries which are expected to reduce Group annual carbon emissions by more than 20 percent. Another newly introduced feature of the facility in Ploieşti is a state-of-the art, fully automated High-Bay warehouse which provides modern warehousing and is expected to further reduce our carbon footprint and drive improvements in productivity.

Operational Review by Reporting Segments

Established markets

	Nine months	Nine months	%	Q3	Q3%
	2009	2008	Change	2009	2008	Change
Volume (million unit cases)	580.3	532.7	9%	209.1	193.0	8%
Net sales revenue (€ million)	2,293.6	2,088.4	10%	814.5	746.7	9%
Operating profit (EBIT in € million)	270.2	237.6	14%	120.7	90.8	33%
Comparable operating profit (EBIT in € million)	290.5	237.6	22%	125.3	90.8	38%

•                  Excluding the contribution of Socib S.p.A., unit case volume in the established markets segment declined 1% in the third quarter and was flat in the first nine months of 2009.

•                  Volume in Greece declined in the mid-single digits in the third quarter of 2009 versus the prior year period reflecting reduced tourism and a decrease in discretionary spend and consumer confidence levels resulting from an increasingly challenging economic environment.

•                  Excluding the contribution of Socib S.p.A., unit case volume in Italy grew in the low single digits in the quarter, driven by growth across categories. Trademark Coke grew in the mid-single digits contributing to volume and value share gains in the sparkling beverage category in both the third quarter and first nine months of 2009.

•                  Volume in Ireland declined in the mid-single digits in the third quarter of 2009 reflecting ongoing challenging economic conditions. The introduction of new government taxes and the effect of increased unemployment and a decline in disposable income continues to impede consumer spending. Despite the difficult external environment, we continue to gain market share in the non-alcoholic ready-to-drink category.

•                  Volume in Austria and Switzerland grew in the mid-single digits in the third quarter of 2009 as both countries continue to benefit from an increase in the number of outlets we serve directly and increased promotional activity in future consumption channels.

•                  Established markets contributed €291 million to the Group’s comparable EBIT for the first nine months of 2009 (22% above the comparable prior year period) and €125 million for the third quarter (38% above the comparable prior year period). Socib S.p.A. contributed approximately 15% and 11% of operating profit growth in the third quarter and first nine months of 2009, respectively as the benefit of price increases and lower raw material costs more than offset negative package and channel mix.

Developing markets

	Nine months	Nine months	%	Q3	Q3%
	2009	2008	Change	2009	2008	Change
Volume (million unit cases)	304.3	310.2	-2%	116.7	120.1	-3%
Net sales revenue (€ million)	911.2	1,054.6	-14%	360.6	425.4	-15%
Operating profit (EBIT in € million)	83.5	102.9	-19%	56.4	55.7	1%
Comparable operating profit (EBIT in € million)	84.8	102.9	-18%	56.5	55.7	1%

•                  Unit case volume in the developing markets segment declined by 3% in the third quarter of 2009, cycling strong growth of 9% in the comparable prior year period. Unit case volume declined 2% in the first nine months of 2009, cycling 5% growth in the prior year period.

•                  Net sales revenue declined 15% in the quarter and 14% in the year-to-date, reflecting adverse product and channel mix and a double-digit negative impact from currencies, partially offset by positive pricing.

•                  Volume in Poland grew in the low single digits in the third quarter, cycling strong double-digit growth last year. The sparkling, juice and water categories all grew in the quarter, while the juice category continued to benefit from innovation under the Cappy trademark. Despite continued difficult market conditions, we continued to gain share across most categories in the quarter.

•                  Volume in Hungary declined in the mid-single digits in the quarter, with growth in water offset by declines in the sparkling beverage, ready-to-drink tea and juice categories. A 5% increase in value added tax has further adversely impacted consumer confidence and spending behaviour. We continue to strengthen our competitive position in the marketplace with volume and value share gains achieved in the non-alcoholic ready-to-drink category in both the quarter and year-to-date.

•                  Developing markets contributed €85 million to the Group’s comparable EBIT for the first nine months of 2009 (18% below the comparable prior year period) and €57 million for the third quarter (1% above the comparable prior year period). Comparable EBIT in the third quarter was positively impacted by €7 million following the favourable settlement of a value added tax claim in Poland related to marketing expenses. Our profit performance in the first nine months of 2009 reflects the effect of lower volumes, adverse mix and significant unfavourable currency movements, particularly in Poland and Hungary. These effects have only been partly offset by the benefit of increased pricing, lower commodity costs and improved operating efficiencies.

Emerging markets

	Nine months	Nine months	%	Q3	Q3%
	2009	2008	change	2009	2008	Change
Volume (million unit cases)	732.4	780.5	-6%	257.8	296.6	-13%
Net sales revenue (€ million)	1,945.7	2,246.2	-13%	709.7	902.7	-21%
Operating profit (EBIT in € million)	222.2	259.0	-14%	97.5	139.7	-30%
Comparable operating profit (EBIT in € million)	215.3	259.0	-17%	98.7	139.7	-29%

•                  Unit case volume in the emerging markets segment declined by 13% in the third quarter of 2009, cycling strong growth of 6% in the comparable prior year period. Unit case volume declined 6% in the first nine months of 2009, cycling 6% growth in the prior year period.

•                  Net sales revenue declined by 21% in the third quarter and 13% in the year-to-date, reflecting a double-digit negative currency impact and negative product and channel mix, partly offset by higher pricing.

•                  Volume in Russia declined by double digits in the third quarter, reflecting the continued impact of highly challenging economic conditions and lower consumer spending resulting from higher unemployment levels and declining disposable income. We remain positive on the long-term outlook for our business in Russia and believe we have the right strategies and initiatives as a system to effectively build our brands and drive long-term volume growth. This focus enabled us to achieve another quarter of volume and value share gains in the non-alcohol ready-to-drink category.

•                  In Nigeria, unit case volume grew in the low single digits in the third quarter, cycling strong double-digit growth in the prior year period. Solid growth in the water category was partly offset by a moderate decline in sparkling beverages and a significant decline in the juice category. Our juice volumes in the quarter were adversely impacted by lower levels of available capacity following fire damage sustained at our Benin plant late last year. We have now resumed full commercial production at our Benin plant and are also supporting the juice category with new product and packaging innovation.

•                  Unit case volume in Romania and Ukraine experienced a double-digit decline in the third quarter, reflecting the impact of a continued highly challenging economic climate and an uncertain political environment in both countries. While we are witnessing near-term volatile conditions, we continue to gain market share in both countries. In addition, we are leveraging the strength of the system’s brands and infrastructure to build more customer-focused organisations and improve productivity.

•                  The emerging markets segment contributed €215 million to the Group’s comparable EBIT for the first nine months of 2009 (17% below the comparable prior year period) and €99 million for the third quarter (29% below the comparable prior year period). In both periods under review, the benefit of higher pricing and lower commodity and operating costs only partially offset the lower volumes, higher one-off production and warehousing costs from disruptions to the supply of our juice products in Nigeria, negative mix and material adverse currency movements. Furthermore, comparable EBIT in the third quarter was adversely impacted by the unfavourable settlement of a value added tax claim in Serbia related to cooler placements.

Cash Flow and Financing

Despite highly challenging economic conditions, Coca-Cola Hellenic has successfully implemented a Group-wide strategy that has enabled the Company to generate solid cash flows in the first nine months of the year.

Coca-Cola Hellenic is targeting continued improvements in cash flow generation through an ongoing focus on the following initiatives:

•                  Implementing cost reduction and restructuring programmes aimed at improving operational efficiencies.

•                  Optimising the efficiency of the Company’s existing asset infrastructure, whilst undertaking a prudent capital investment programme where necessary to support our activities.

•                  Better working capital management.

Cumulative net capital expenditure over the three-year period from 2009 to 2011 is expected to be approximately €1.4 billion and free cash flow (cash flow from operations less capital expenditure) is expected to be at least €1.2 billion over the same period.

In addition, the Company’s strong cash flow generation is expected to enable us to maintain dividends within a payout ratio that has historically been 20-30% of comparable net income, with annual dividend per share increases. In addition, Coca-Cola Hellenic benefits from a robust capital structure and good liquidity with no debt refinancing commitments until 2011.

Update on Recapitalisation (Capital Return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a capital return of approximately €548 million to its shareholders (€1.50 per share) which was approved at an Extraordinary General Meeting of the Company held on 16 October 2009.

Following shareholder approval, the Company submitted a request for regulatory approval to the Greek Ministry of Finance. Following such regulatory approval, we will announce the record date, which is expected to be in late November 2009.

Coca-Cola Hellenic considers a capital return to be the most appropriate way to return value to shareholders in the current environment. In addition, a recapitalisation is expected to result in a reduction in the Group’s WACC by improving the efficiency of the Group’s capital structure.

The capital return will be financed through a combination of accumulated cash and new debt. The proposal for a capital return had no effect on the ratings or outlook of the Company with both Standard & Poor’s and Moody’s reaffirming their credit ratings.

Group Financial Review

	Nine months
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	1,617.0	1,623.4	—
Net sales revenue	5,150.5	5,389.2	-4%
Cost of goods sold	(3,058.1)	(3,192.0)	-4%
Gross profit	2,092.4	2,197.2	-5%
Total operating expenses	(1,516.5)	(1,597.7)	-5%
Comparable operating expenses(1)	(1,501.8)	(1,597.7)	-6%
Operating profit (EBIT)	575.9	599.5	-4%
Comparable operating profit (EBIT)(1)	590.6	599.5	-1%
Adjusted EBITDA(2)	856.8	877.8	-2%
Comparable adjusted EBITDA(1),(2)	866.7	877.8	-1%
Net profit attributable to owners of the parent	396.1	422.4	-6%
Comparable net profit attributable to owners of the parent(1)	410.9	422.4	-3%
Basic earnings per share (in euro)	1.09	1.16	-6%
Comparable basic earnings per share (in euro) (1)	1.13	1.16	-3%

	Third quarter
	2009 € million	2008 € million	% Change
Volume in unit cases (in millions)	583.6	609.7	-4%
Net sales revenue	1,884.8	2,074.8	-9%
Cost of goods sold	(1,097.0)	(1,217.2)	-10%
Gross profit	787.8	857.6	-8%
Total operating expenses	(513.2)	(571.4)	-10%
Comparable operating expenses(1)	(507.3)	(571.4)	-11%
Operating profit (EBIT)	274.6	286.2	-4%
Comparable operating profit (EBIT)(1)	280.5	286.2	-2%
Adjusted EBITDA(2)	374.7	381.7	-2%
Comparable adjusted EBITDA(1),(2)	378.1	381.7	-1%
Net profit attributable to owners of the parent	206.1	212.8	-3%
Comparable net profit attributable to owners of the parent(1)	210.2	212.8	-1%
Basic earnings per share (in euro)	0.57	0.58	-2%
Comparable basic earnings per share (in euro) (1)	0.58	0.58	—

(1)          Financial indicators on a comparable basis exclude the recognition of restructuring costs and non-recurring items and include the effect of the results of Socib S.p.A.

(2)          We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets, non-recurring items and other non-cash items.

Net sales revenue

Net sales revenue per unit case decreased by approximately 4% in the first nine months of 2009 and 5% in the third quarter of 2009 versus the comparable prior year periods. On a currency neutral basis, net sales revenue per unit case for the Group increased by approximately 4% in the first nine months and the third quarter of 2009, in each case versus the comparable prior year periods. Net sales revenue per unit case for the emerging, developing and established market segments increased in the first nine months by approximately 7%, 2% and 1% respectively, each on a currency neutral basis.

Cost of goods sold

Cost of goods sold decreased by 4% during the first nine months of 2009 and by 10% during the third quarter of 2009, in each case versus the comparable prior year periods. Cost of goods sold per unit case decreased by 4% during the first nine months of 2009 and by 6% during the third quarter of 2009, in each case versus the comparable prior year periods, reflecting reduced raw material costs, various cost saving initiatives and currency benefits.

Gross profit

Gross profit margins decreased from 40.8% in the first nine months of 2008 to 40.6% in the first nine months of 2009 and increased from 41.3% in the third quarter of 2008 to 41.8% in the third quarter of 2009. On a unit case basis, gross profit decreased by approximately 4% for the first nine months and the third quarter of 2009, in each case versus the comparable prior year periods, largely reflecting negative currency movements. On a currency neutral basis, gross profit per unit case increased by 5% and 3% in the third quarter and first nine months of 2009, respectively, versus the comparable prior year periods.

Operating expenses

Total comparable operating expenses decreased by 6% for the first nine months of 2009 and by 11% for the third quarter of 2009, in each case versus the comparable prior year periods. The decrease in comparable operating expenses reflects the impact of ongoing cost saving initiatives and an operating cost benefit from currency movements.

Operating profit (EBIT)

Comparable operating profit for the first nine months of 2009 decreased by 1% to €591 million versus €600 million for the comparable prior year period. Comparable operating profit for the third quarter of 2009 decreased by 2% to €281 million versus €286 million for the comparable prior year period. The Socib S.p.A. acquisition contributed approximately 5% of growth to operating profit in the third quarter. Positive pricing along with reduced input and operating costs were offset by negative currency movements and negative channel mix, compared to the prior year period. The Group’s comparable operating margin increased by 109 basis points in the third quarter to 13.8% and by 34 basis points in the first nine months of 2009 to 11.1%, versus the comparable prior year periods.

Tax

Coca-Cola Hellenic’s effective tax rate for the first nine months of 2009 on a comparable basis was approximately 22% versus 17% in the prior year period. The effective tax rate for the Company varies quarterly based on the mix of taxable profits and deductible expenses across its territories.

Net profit

Net profit on a comparable basis was €411 million in the first nine months of 2009 declining from €422 million in the prior year period. During the third quarter of 2009 comparable net profit decreased by 1% from €213 million in third quarter of 2008 to €210 million in third quarter of 2009, driven by slightly lower operating profit and increased tax expense mostly offset by reduced finance costs.

Cash flow

Cash flow generated from operating activities increased by €122 million to €850 million in the first nine months of 2009, versus €728 million in the comparable prior year period. Including the impact of net capital expenditure, operating cash inflows were €519 million for the first nine months of 2009, compared to €269 million in the comparable prior year period.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets, including principal repayments of finance lease obligations and excluding any receipts from the Company’s insurers in respect of fire damage sustained at the Company’s Nigerian operation in 2008, amounted to €331 million for the first nine months of 2009, compared to €459 million in the prior year period.

Other Items

Update on cost saving and restructuring programmes

Coca-Cola Hellenic will continue to focus on implementing cost reduction and productivity initiatives as part of an ongoing effort to support the competitiveness and efficiency of its operations. The Company believes that this will support the sustainable growth of its business by mitigating near-term challenges while improving its competitiveness in the future.

As previously disclosed, the Company is targeting approximately €115-120 million of cost savings in 2009. This includes cost savings of approximately €100million related to various operating expense initiatives and a further €15-20 million of productivity related benefits from restructuring activities being undertaken across a number of countries. The Company expects to incur one time pre-tax charges of approximately €35 million related to restructuring initiatives undertaken in 2009, which are expected to deliver an annualised benefit of approximately €40 million in future years.

Restructuring costs incurred during the first nine months of 2009 amounted to €24.7 million before tax and relate primarily to the Company’s operations in Ireland (€8.7 million), Austria (€6.7 million), Italy - including Socib S.p.A. - (€3.8 million), Romania (€1.8 million), Greece (€1.1 million), Poland, Russia and Ukraine.

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the third quarter of 2009 financial results on 5 November 2009 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2009 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 2 October 2009 € million	As at 31 December 2008 € million
Assets
Intangible assets	4	1,881.5	1,918.0
Property, plant and equipment	4	2,934.3	2,994.2
Other non-current assets		230.9	228.2
Total non-current assets		5,046.7	5,140.4

Inventories		456.6	475.5
Trade and other receivables		1,125.5	1,181.3
Cash and cash equivalents	5	404.5	724.6
Total current assets		1,986.6	2,381.4
Total assets	3	7,033.3	7,521.8

Liabilities
Short-term borrowings	5	258.7	921.3
Other current liabilities		1,351.2	1,353.3
Total current liabilities		1,609.9	2,274.6

Long-term borrowings	5	1,813.5	1,893.3
Other non-current liabilities		469.0	423.1
Total non-current liabilities		2,282.5	2,316.4

Equity
Owners of the parent		3,045.9	2,840.7
Non-controlling interests		95.0	90.1
Total equity		3,140.9	2,930.8
Total equity and liabilities		7,033.3	7,521.8

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Nine months to 2 October 2009 € million	Nine months to 26 September 2008 € million
Net sales revenue	3	5,150.5	5,389.2
Cost of goods sold		(3,058.1)	(3,192.0)
Gross profit		2,092.4	2,197.2

Operating expenses		(1,501.8)	(1,597.7)
Restructuring costs	6	(24.7)	—
Non-recurring items	6	10.0	—
Total operating expenses		(1,516.5)	(1,597.7)

Operating profit (EBIT)	3	575.9	599.5

Finance income		7.4	14.5
Finance costs		(65.2)	(92.1)
Finance costs (net)	7	(57.8)	(77.6)

Share of results of equity investments		2.5	(0.8)

Profit before tax		520.6	521.1

Tax	8	(112.2)	(86.8)

Profit after tax		408.4	434.3

Attributable to:
Owners of the parent		396.1	422.4
Non-controlling interests		12.3	11.9
		408.4	434.3

Basic earnings per share (€)	9	1.09	1.16
Diluted earnings per share (€)	9	1.08	1.16

Volume (million unit cases)	3	1,617.0	1,623.4

Adjusted EBITDA (€ million)	3	856.8	877.8

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Nine months to 2 October 2009 € million	Nine months to 26 September 2008 € million
Net profit for the period	408.4	434.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.6	(3.0)
Valuation losses / (gains) reclassified to profit and loss for the period	4.2	(4.8)
Cash flow hedges:
(Losses) / gains during the period	(10.6)	1.2
(Gains) / losses reclassified to profit and loss for the period	(10.0)	1.4
Foreign currency translation	(90.9)	52.8
Share of other comprehensive income of equity investments	(0.9)	0.1
Income tax relating to components of other comprehensive income	4.2	1.5
Other comprehensive income for the period, net of tax	(103.4)	49.2
Total comprehensive income for the period	305.0	483.5

Total comprehensive income attributable to:
Owners of the parent	295.6	471.8
Non-controlling interests	9.4	11.7
	305.0	483.5

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 2 October 2009 € million	Three months to 26 September 2008 € million
Net sales revenue	3	1,884.8	2,074.8
Cost of goods sold		(1,097.0)	(1,217.2)
Gross profit		787.8	857.6

Operating expenses		(507.3)	(571.4)
Restructuring costs		(5.9)	—
Total operating expenses		(513.2)	(571.4)

Operating profit (EBIT)	3	274.6	286.2

Finance income		1.8	8.8
Finance costs		(16.1)	(36.0)
Finance costs (net)	7	(14.3)	(27.2)

Share of results of equity investments		1.6	(0.4)

Profit before tax		261.9	258.6

Tax	8	(54.6)	(41.9)

Profit after tax		207.3	216.7

Attributable to:
Owners of the parent		206.1	212.8
Non-controlling interests		1.2	3.9
		207.3	216.7

Basic earnings per share (€)	9	0.57	0.58
Diluted earnings per share (€)	9	0.56	0.58

Volume (million unit cases)	3	583.6	609.7

Adjusted EBITDA (€ million)	3	374.7	381.7

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 2 October 2009 € million	Three months to 26 September 2008 € million
Net profit for the period	207.3	216.7

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.1)
Valuation losses reclassified to profit and loss for the period	4.2	—
Cash flow hedges:
Gains during the period	6.0	6.7
(Gains) / losses reclassified to profit and loss for the period	(1.3)	0.8
Foreign currency translation	(1.9)	34.9
Share of other comprehensive income of equity investments	(0.4)	0.7
Income tax relating to components of other comprehensive income	(1.0)	(1.2)
Other comprehensive income for the period, net of tax	5.8	41.8
Total comprehensive income for the period	213.1	258.5

Total comprehensive income attributable to:
Owners of the parent	213.5	252.3
Non-controlling interests	(0.4)	6.2
	213.1	258.5

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

Attributable to owners of the Parent

	Share Capital	Share Premium	Exchange Equalisation Reserve	Other Reserves	Retained Earnings	Total	Non- controlling Interests	Total Equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2008	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	7.2	—	7.2	—	7.2
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	30.9	(30.9)	—	—	—
Dividends	—	—	—	—	(49.1)	(49.1)	(9.0)	(58.1)
Total comprehensive income for the period, net of tax(1)	—	—	53.1	(3.7)	422.4	471.8	11.7	483.5
Balance as at 26 September 2008	182.7	1,665.0	147.1	352.5	1,060.3	3,407.6	98.0	3,505.6
Share-based compensation:
Options	—	—	—	2.1	—	2.1	—	2.1
Appropriation of reserves	—	—	—	6.4	(6.4)	—	—	—
Statutory minimum dividend	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	—	—	(3.0)	(3.0)
Total comprehensive income for the period, net of tax	—	—	(339.0)	5.7	(194.8)	(528.1)	(4.9)	(533.0)
Balance as at 31 December 2008	182.7	1,665.0	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	—	0.1	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	4.7	—	4.7	—	4.7
Movement in treasury shares	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Shares repurchased	—	—	—	(16.6)	—	(16.6)	—	(16.6)
Adoption of euro by Slovakia	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	(1.1)	—	1.1	—	—	—
Appropriation of reserves	—	—	—	18.4	(18.4)	—	—	—
Statutory minimum dividend	—	—	—	—	(16.9)	(16.9)	—	(16.9)
Dividends	—	—	—	—	(61.4)	(61.4)	(4.5)	(65.9)
Total comprehensive income for the period, net of tax(2)	—	—	(88.9)	(11.6)	396.1	295.6	9.4	305.0
Balance as at 2 October 2009	182.7	1,665.1	(291.4)	361.3	1,128.2	3,045.9	95.0	3,140.9

(1) The amount included in the exchange equalisation reserve of €53.1 million income for the first nine months of 2008 represents the exchange gains attributed to the owners of the parent of €53.0 million plus the share of equity investments of €0.1 million income.

The amount included in other reserves of €3.7 million loss for the first nine months of 2008 represents movements relating to the available-for-sale and the cash flow hedges reserves of €7.8 million loss and €2.6 million income respectively, net of deferred income tax amounting to €1.5 million income.

The amount of €11.7 million income included in non-controlling interests for the first nine months of 2008 represents the share of non-controlling interests in the exchange equalisation reserve of €0.2 million loss and in retained earnings of €11.9 income.

(2) The amount included in the exchange equalisation reserve of €88.9 million loss for the first nine months of 2009 represents the exchange loss attributed to the owners of the parent of €88.0 million plus the share of equity investments of €0.9 million loss.

The amount included in other reserves of €11.6 million loss for the first nine months of 2009 represents movements relating to the available-for-sale and the cash flow hedges reserves of €4.8 million gain, of which €0.6 million represents revaluation gains and €4.2 million represents revaluation losses reclassified to profit and loss for the period, and €20.6 million loss respectively, net of deferred income tax amounting €4.2 million income.

The amount of €9.4 million income included in non-controlling interests for the first nine months of 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.9 million loss and in the retained earnings of €12.3 million income.

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Nine months to 2 October 2009 € million	Nine months to 26 September 2008 € million
Operating activities
Operating profit		575.9	599.5
Depreciation of property, plant and equipment	4	265.6	266.5
Amortisation and adjustments to intangible assets	4	6.4	4.6
Employee share options		4.7	7.2
Losses on available-for-sale financial assets transferred from equity		4.2	—
		856.8	877.8

Losses / (gains) on disposal of non-current assets		3.7	(20.0)
Decrease / (increase) in inventories		6.4	(108.3)
Decrease / (increase) in trade and other receivables		13.9	(237.6)
Increase in trade payables and other liabilities		25.2	290.4
Tax paid		(55.4)	(74.1)
Cash flow from operating activities		850.6	728.2

Investing activities
Payments for purchases of property, plant and equipment		(283.4)	(446.2)
Payments for purchases of intangible assets		(0.5)	—
Proceeds from sale of property, plant and equipment		17.1	33.5
Proceeds from sale of trademarks and other intangible assets		—	28.3
Interest received		8.6	15.0
Net payments for investments		(5.6)	(15.8)
Net payments for acquisitions		8.4	(0.9)
Net cash used in investing activities		(255.4)	(386.1)

Financing activities
Proceeds from shares issued to employees exercising stock options		0.1	21.1
Payments relating to share buy-back	10	(16.6)	—
Net (decrease) / increase in borrowings		(654.5)	90.8
Principal repayments of finance lease obligations		(65.0)	(46.3)
Interest paid		(68.8)	(114.7)
Net dividend paid		(107.1)	(100.1)
Net cash used in financing activities		(911.9)	(149.2)

(Decrease) / increase in cash and cash equivalents		(316.7)	192.9

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		724.6	197.0
(Decrease) / increase in cash and cash equivalents		(316.7)	192.9
Effect of changes in exchange rates		(3.4)	(1.6)
Cash and cash equivalents		404.5	388.3

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2008, except that the following new or revised accounting standards and interpretations have been implemented in 2009: International Financial Reporting Standard (‘IFRS’) 8, Operating Segments; revision of International Accounting Standard (‘IAS’) 23, Borrowing Costs; International Financial Reporting Interpretations Committee (‘IFRIC’) 13, Customer loyalty programmes; revision of IAS 1, Presentation of Financial Statements; amendment to IAS 27, Consolidated and Separate Financial Statements; and the amendment to IFRS 2, Share-Based Payment. None of these new or revised accounting standards and interpretations have had a material impact on the current or prior periods.

Operating results for the nine months ended 2 October 2009 are not indicative of the results that may be expected for the year ended 31 December 2009 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2008 annual financial statements, which include a full description of the accounting policies of the Company.

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.                          Exchange rates

Coca-Cola Hellenic believes that the euro is its most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	2 October 2009	26 September 2008	2 October 2009	31 December 2008
US dollar	1.37	1.53	1.46	1.42
UK sterling	0.89	0.78	0.91	0.97
Polish zloty	4.39	3.42	4.23	4.20
Nigerian naira	202.62	179.92	215.21	200.84
Hungarian forint	282.87	246.63	270.45	265.98
Swiss franc	1.51	1.61	1.51	1.50
Russian rouble	44.46	36.64	43.71	41.37
Romanian leu	4.22	3.64	4.20	3.99
Ukrainian hryvnia	10.64	7.55	11.65	10.86

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows:

	Three months ended		Nine months ended
	2 October 2009	26 September 2008	2 October 2009	26 September 2008
Volume in unit cases (million)
Established countries	209.1	193.0	580.3	532.7
Developing countries	116.7	120.1	304.3	310.2
Emerging countries	257.8	296.6	732.4	780.5
Total volume	583.6	609.7	1,617.0	1,623.4
Net sales revenue (€ million)
Established countries	814.5	746.7	2,293.6	2,088.4
Developing countries	360.6	425.4	911.2	1,054.6
Emerging countries	709.7	902.7	1,945.7	2,246.2
Total net sales revenue	1,884.8	2,074.8	5,150.5	5,389.2
Adjusted EBITDA (€ million)
Established countries	154.1	118.1	366.0	324.6
Developing countries	76.2	75.4	138.2	157.5
Emerging countries	144.4	188.2	352.6	395.7
Total adjusted EBITDA	374.7	381.7	856.8	877.8
EBIT (€ million)
Established countries	120.7	90.8	270.2	237.6
Developing countries	56.4	55.7	83.5	102.9
Emerging countries	97.5	139.7	222.2	259.0
Total EBIT	274.6	286.2	575.9	599.5
Reconciling items (€ million)
Finance costs (net)			(57.8)	(77.6)
Share of results of equity method investments			2.5	(0.8)
Taxation			(112.2)	(86.8)
Non-controlling interests			(12.3)	(11.9)
Profit for the period attributable to owners of the parent			396.1	422.4

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.         Segmental analysis (continued)

	As at
	2 October 2009	31 December 2008
Total assets (€ million)
Established countries	3,465.8	3,390.0
Developing countries	1,146.6	1,081.0
Emerging countries	2,529.1	2,724.6
Corporate / intersegment receivables	(108.2)	326.2
Total assets	7,033.3	7,521.8

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2009	2,994.2	1,918.0
Additions	260.0	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(3.4)
Arising on prior year acquisitions	19.9	(18.6)
Assets held for sale classified back to property, plant and equipment	5.3	—
Disposals	(20.4)	—
Depreciation / amortisation	(265.6)	(3.0)
Foreign exchange differences	(59.1)	(12.0)
Closing net book value as at 2 October 2009	2,934.3	1,881.5

5.                          Net debt

	As at
	2 October 2009 € million	31 December 2008 € million
Long-term borrowings	1,813.5	1,893.3
Short-term borrowings	258.7	921.3
Cash and cash equivalents	(404.5)	(724.6)
Net debt	1,667.7	2,090.0

The net debt position of the Company reduced during the first nine months of 2009 compared with 31 December 2008. In the first quarter of 2009, the Company repaid its €350.0 million 3-year Euro-denominated bond, which contributed to the reduction of short-term borrowings and cash. The outstanding commercial paper balance, also reported as part of short-term borrowings, was reduced to €111.0 million at 2 October 2009, compared with €391.0 million at 31 December 2008.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                          Restructuring costs and non-recurring items

Restructuring costs during the first nine months of 2009 amounted to €24.7 million before tax and relate primarily to the Company’s operations in Ireland (€8.7 million), Austria (€6.7 million), Italy - including Socib S.p.A. - (€3.8 million), Romania (€1.8 million), Greece (€1.1 million), Poland and Russia (approximately €0.7 million each). The remaining amount was incurred by the Ukrainian, Baltic, Czech and Slovakian operations.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. During the first nine months of 2009, €10.0 million was received as an interim payment from the Company’s insurers.

7.                          Net finance costs

	Nine Months Ended
	2 October 2009 € million	26 September 2008 € million
Interest expense	61.5	91.1
Net foreign exchange translation losses	3.7	1.0
Interest income	(7.4)	(14.5)
Total net finance costs	57.8	77.6

	Three months Ended
	2 October 2009 € million	26 September 2008 € million
Interest expense	17.1	35.8
Net foreign exchange translation gains	(1.0)	(0.2)
Fair value losses on interest rate swaps and forward contracts	—	0.4
Interest income	(1.8)	(8.8)
Total net finance costs	14.3	27.2

8.                          Tax

The effective tax rate for the Company differs from the 2009 Greek statutory rate of 25% as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-31%.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, each of which do not necessarily refer to the current period’s operations.

The effective tax rate is approximately 22% for the first nine months of 2009 (2008: 17%).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (2009 nine months: 365,039,396; 2009 third quarter: 364,539,951; 2008 nine months: 364,651,055 and 2008 third quarter: 365,379,256). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                   Share capital

On 28 August 2009, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 new ordinary shares following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issue of the shares were €0.1 million.

After the above change, the share capital amounts to €182.7 million and is divided into 365,407,848 shares with a nominal value of €0.50 each.

Recapitalisation (Capital return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which will result in a capital return of approximately €548.1 million to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1 million, through the capitalization of reserves and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital will be returned to the shareholders in cash.

Following shareholder approval, the Company submitted a request for further approval to the Greek Ministry of Finance. Following regulatory approval, the record date will be announced which is expected to be in late November 2009. The capital return will be financed through a combination of accumulated cash and new debt.

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s current capitalisation, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.          Share capital (continued)

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 2 October 2009, 1,111,781 shares had been purchased pursuant to the share buy-back programme for a total value of €16.6 million, bringing the shares in circulation to 364,296,067. No further shares have been purchased up to 4 November 2009.

11.                   Dividends

The shareholders approved a dividend of €0.28 per share (totalling €102.3 million), for the year ended 31 December 2008, at the Annual General Meeting of Shareholders that was held on Thursday, 18 June 2009. A portion of €40.9 million of the total dividend was accrued as of 31 December 2008, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €61.4 million was recorded in shareholders equity in the second quarter of 2009 as an appropriation of retained earnings.

The dividend is subject to a 10% withholding tax in accordance with Article 18 of Law 3697/2008 and the dividend payment commenced on 29 June 2009.

An interim statutory minimum dividend of €16.9 million in respect of 2009 has been recorded as a liability under ‘Other current liabilities’. The interim statutory minimum dividend has been calculated on the basis of the net profit of the first nine months of 2009 and will be finalised upon completion of the financial year.

12.                   Contingencies

There have been no significant changes in contingencies since 31 December 2008 (as described in the 2008 Annual Report available on the Company’s web site: www.coca-colahellenic.com).

13.                   Employee numbers

The average number of full-time equivalent employees in the first nine months of 2009 was 44,627 (48,186 for the first nine months of 2008).

14.                   Related party transactions

a) The Coca-Cola Company (‘TCCC’)

As at 2 October 2009, TCCC indirectly owned 23.3% (2008: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first nine months of 2009 and the third quarter amounted to €1,016.2 million and €360.8 million respectively (€1,117.4 million and €422.4 million in the respective prior-year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €34.4 million and €14.5 million respectively (€25.0 million and €-0.5 million in the prior-year periods). The Company sold items of property, plant and equipment to TCCC and recorded a gain of €0.5 million in the first nine months of 2009 and €0.3 million in the third quarter of 2009 (€ 0.1 million and nil in the respective prior-year periods). The Company sold €14.7 million and €3.4 million of finished goods and raw materials to TCCC during the first nine months and the third quarter of 2009 (€4.8 million and €2.1 million in the prior-year periods). Other income from TCCC during the first nine months and the third quarter of 2009 was €15.6 million and €4.5 million respectively (€15.6 million and €3.7 million in the prior-year periods) and other expenses totalled €1.5 million and nil for the first nine months and the third quarter of 2009 (€1.0 million and €0.9 million in the prior-year periods).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.      Related party transactions (continued)

a) The Coca-Cola Company (‘TCCC’) (continued)

As at 2 October 2009, the Company had a total amount of €60.1 million (€106.8 million as at 31 December 2008) due from TCCC, and had a total amount of €119.6 million (€160.0 million as at 31 December 2008) due to TCCC.

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles, crowns and plastics. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by Kar-Tess Holding S.A. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

The Group made purchases of €47.9 million and €11.2 million during the first nine months of 2009 and the third quarter of 2009 (€101.6 million and €27.4 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €4.0 million and €1.5 million respectively for the first nine months and the third quarter of 2009 (€3.2 million and €1.6 million in the prior-year periods). Other income from Frigoglass during the first nine months and the third quarter of 2009 was €0.5 million and nil respectively (nil in the prior-year periods). As at 2 October 2009, Coca-Cola Hellenic owed €7.0 million (€12.2 million as at 31 December 2008) to, and was owed €0.8 million (€1.8 million as at 31 December 2008) by Frigoglass.

c) Other related parties

The Group purchased €76.2 million and €18.8 million of raw materials and finished goods for the first nine months and the third quarter of 2009 (€112.9 million and €38.3 million in the prior-year periods) and fixed assets of €0.6 million and €0.2 for the first nine months and the third quarter of 2009 from other related parties (€3.1 million and €1.4 million in the prior-year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.7 million and €0.5 million for the first nine months and the third quarter of 2009 (nil in prior-year periods). Further, the Group incurred other expenses of €3.2 million and €0.8 million for the first nine months and the third quarter of 2009 (€3.7 million and €1.6 million in the prior-year periods) and recorded income of €0.4 million and nil for the first nine months and the third quarter of 2009 from other related parties (€0.3 million and €0.1 million in the prior-year periods). As at 2 October 2009, the Group owed €6.7 million (€5.6 million as at 31 December 2008) to, and was owed €5.6 million (€3.9 million as at 31 December 2008) by other related parties.

There have been no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration.

There are no other significant transactions with related parties for the period ended 2 October 2009.

Coca-Cola Hellenic Bottling Company S.A.

announces publication of Prospectus

Athens, Greece — 9 November 2009 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 6 November 2009 relating to a Base Prospectus dated 2 June 2009 for the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor, incorporating by reference the press release dated 6 August 2009 relating to the interim results of Coca-Cola Hellenic Bottling Company S.A for the six months ended 3 July 2009 and the press release dated 5 November 2009 relating to the interim results of Coca-Cola Hellenic Bottling Company S.A for the nine months ended 2 October 2009.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1811C_1-2009-11-9.pdf

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Base Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Supplementary Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the successful launch of a €300 million bond

Athens, Greece — 10 November 2009 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announced today the successful launch of a Euro bond issue of €300 million.

The proceeds of this transaction will be partly used to fund the previously announced Capital Return payment and will allow Coca-Cola Hellenic to extend its maturity profile. The 7-year €300 million bond offering, which offers a 4.25% coupon, attracted almost €3 billion in orders and has been placed with a diversified investor base.

The bond is issued by Coca-Cola HBC Finance B.V. and guaranteed by Coca-Cola Hellenic and will be listed on the London Stock Exchange.

The transaction will settle on 16 November 2009 and the bonds will mature on 16 November 2016.

Coca-Cola Hellenic is rated A (stable) by Standard & Poor’s and A3 (stable) by Moody’s Investor Services. Credit Suisse, Citi and Bank of America Merrill Lynch acted as joint lead managers while Alpha Bank and the National Bank of Greece acted as co-lead managers of the issue.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: November 12, 2009